    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 1998

                                                       REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2                     / /

                      FARM BUREAU LIFE VARIABLE ACCOUNT II
                           (Exact Name of Registrant)

                       FARM BUREAU LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             5400 University Avenue
                          West Des Moines, Iowa 50266
                    (Address of Principal Executive Office)

                            ------------------------

                           STEPHEN M. MORAIN, ESQUIRE
                             5400 University Avenue
                          West Des Moines, Iowa 50266
               (Name and Address of Agent for Service of Process)

                            ------------------------

                                    COPY TO:
                            STEPHEN E. ROTH, ESQUIRE
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404

                            ------------------------

    Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

    Securities being offered: Flexible Premium Variable Life Insurance Policies.

    The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of Form N-8B-2                                          Caption in Prospectus
-----------------------  -----------------------------------------------------------------------------------------------------
                     1.  Cover Page
                     2.  Cover Page
                     3.  Not Applicable
                     4.  Distribution Policies
                     5.  Farm Bureau Life Insurance Company; The Variable Account
                     6.  The Variable Account
                     7.  Not Required
                     8.  Not Required
                     9.  Legal Proceedings
                    10.  Summary; The Variable Account; Investment Options; Charges and Deductions; Policy Benefits; Voting
                          Rights; General Provisions
                    11.  Summary; Investment Options
                    12.  Summary; Investment Options
                    13.  Summary; Charges and Deductions; Investment Options
                    14.  Summary; Premiums
                    15.  Premiums
                    16.  Premiums; Investment Options
                    17.  Summary; Charges and Deductions; Policy Benefits; Investment Options
                    18.  Investment Options; Premiums
                    19.  General Provisions; Voting Rights
                    20.  Not Applicable
                    21.  Policy Benefits; General Provisions
                    22.  Not Applicable
                    23.  Safekeeping of the Variable Account's Assets
                    24.  General Provisions
                    25.  Farm Bureau Life Insurance Company
                    26.  Not Applicable
                    27.  Farm Bureau Life Insurance Company
                    28.  Executive Officers and Directors of Farm Bureau Life Insurance Company
                    29.  Farm Bureau Life Insurance Company
                    30.  Not Applicable
                    31.  Not Applicable
                    32.  Not Applicable
                    33.  Not Applicable
                    34.  Not Applicable
                    35.  Distribution of the Policies
                    36.  Not Required
                    37.  Not Applicable
                    38.  Summary; Distribution of the Policies
                    39.  Summary; Distribution of the Policies
                    40.  Not Applicable
                    41.  Farm Bureau Life Insurance Company; Distribution of the Policies

Item No. of Form N-8B-2                                          Caption in Prospectus
-----------------------  -----------------------------------------------------------------------------------------------------
                    42.  Not Applicable
                    43.  Not Applicable
                    44.  Premiums
                    45.  Not Applicable
                    46.  Policy Benefits
                    47.  Investment Options
                    48.  Not Applicable
                    49.  Not Applicable
                    50.  The Variable Account
                    51.  Cover Page; Summary; Charges and Deductions; Policy Benefits; Premiums
                    52.  Investment Options
                    53.  Federal Tax Matters
                    54.  Not Applicable
                    55.  Not Applicable
                    56.  Not Required
                    57.  Not Required
                    58.  Not Required
                    59.  Not Required

                                     [Logo]

 VARIABLE UNIVERSAL LIFE

   [LOGO]
                        July , 1998
                        Prospectus for:

                       Flexible Premium Variable
                       Life Insurance Policies

                              issued by
                       Farm Bureau Life

                       Insurance Company
                       -------------------------------------------

                              Call Toll-Free

                              1-800-247-4170
                                   225-5810 (Des Moines)

PROSPECTUS
--------------------------------------------------------------------------------

Farm Bureau Life Variable Account II
Flexible Premium Variable Life Insurance Policy

--------------------------------------------------------------------------------

This Prospectus describes a flexible premium variable life insurance policy (the "Policy") issued by Farm Bureau Life Insurance Company (the "Company"). This type of life insurance is also commonly called variable universal life. The Policy is designed to provide lifetime insurance protection to age 115. The Policy permits the policyowner to vary premium payments and adjust the death proceeds payable under the Policy. The Policy has been designed for maximum flexibility in meeting changing insurance needs.

The minimum specified amount for which a Policy will be issued is normally $50,000. The Policy provides for the payment of the death proceeds upon the death of the insured and for a net surrender value or net accumulated value that can be obtained upon surrender or partial withdrawal of the Policy. Death proceeds may, and accumulated value will, vary with the investment experience of Farm Bureau Life Variable Account II (the "Variable Account"). THE POLICYOWNER BEARS THE ENTIRE INVESTMENT RISK; THERE IS NO GUARANTEED MINIMUM ACCUMULATED VALUE. The Policy also provides for loans using the Policy as collateral. The Policy will remain in force so long as net accumulated value or net surrender value is sufficient to pay certain monthly charges imposed in connection with the Policy.

A policyowner may allocate net premiums under a Policy to one or more of the subaccounts of the Variable Account. Each Subaccount invests exclusively in shares of the corresponding Investment Options of EquiTrust Variable Insurance
Series  Fund:                      ;                     :                    or
                 :                  . The accompanying prospectus for each  Fund
describes the investment objectives and attendant risks of each Investment Option. [Information on additional Investment Options to be provided by amendment.]

A policyowner may also allocate net premiums to the Declared Interest Option. The Declared Interest Option is supported by the Company's General Account. Accumulated value allocated to the Declared Interest Option is credited with interest at a declared annual rate guaranteed to be at least 4.0%.

This Prospectus generally describes only the portion of the Policy involving the Variable Account. For a brief summary of the Declared Interest Option, see "THE DECLARED INTEREST OPTION."

A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. If a Policy is a modified endowment contract, any loan, partial withdrawal, surrender and/or assignment of the Policy could result in adverse tax consequences and/or penalties. (See "FEDERAL TAX MATTERS.")

It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if the purchaser already owns another flexible premium variable life insurance policy.

THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR EACH FUND'S INVESTMENT OPTIONS.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

Issued By

Farm Bureau Life Insurance Company
5400 University Avenue
West Des Moines, Iowa 50266

                  THE DATE OF THIS PROSPECTUS IS JULY , 1998.

--------------------------------------------------------------------------------
                   TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

DEFINITIONS...........................................................     3
----------------------------------------------------------------------------
SUMMARY OF THE POLICY.................................................     5
                    The Policy........................................     5
                    The Variable Account..............................     5
                    The Declared Interest Option......................     5
                    Premiums..........................................     5
                    Policy Benefits...................................     6
                    Charges...........................................     7
                    Distribution of the Policies......................     8
                    Tax Treatment.....................................     8
                    Cancellation Privilege............................     8
                    Illustrations.....................................     8
----------------------------------------------------------------------------
FARM BUREAU LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT...........     9
                    Farm Bureau Life Insurance Company................     9
                    Iowa Farm Bureau Federation.......................     9
                    The Variable Account..............................     9
                    Investment Options................................     9
                    Addition, Deletion or Substitution of                 12
                    Investments.......................................
----------------------------------------------------------------------------
THE POLICY............................................................    13
                    Purpose of the Policy.............................    13
                    Purchasing the Policy.............................    13
                    Premiums..........................................    14
                    Policy Lapse and Reinstatement....................    16
                    Examination of Policy (Cancellation Privilege)....    16
                    Special Transfer Privilege........................    17
                    Exchange Privilege................................    17
----------------------------------------------------------------------------
POLICY BENEFITS.......................................................    18
                    Accumulated Value Benefits........................    19
                    Transfers.........................................    21
                    Loan Benefits.....................................    21
                    Death Proceeds....................................    23
                    Accelerated Payments of Death Proceeds............    26
                    Benefits at Maturity..............................    26
                    Payment Options...................................    26
----------------------------------------------------------------------------
CHARGES AND DEDUCTIONS................................................    28
                    Premium Expense Charge............................    28
                    Monthly Deduction.................................    28
                    Transfer Charge...................................    30
                    Partial Withdrawal Fee............................    30
                    Surrender Charge..................................    30
                    Variable Account Charges..........................    30
----------------------------------------------------------------------------
THE DECLARED INTEREST OPTION..........................................    31
----------------------------------------------------------------------------
GENERAL PROVISIONS....................................................    32
----------------------------------------------------------------------------
DISTRIBUTION OF THE POLICIES..........................................    35
----------------------------------------------------------------------------
FEDERAL TAX MATTERS...................................................    35
----------------------------------------------------------------------------
ADDITIONAL INFORMATION................................................    39
----------------------------------------------------------------------------
FINANCIAL STATEMENTS..................................................    46
----------------------------------------------------------------------------
APPENDIX A............................................................   A-1
----------------------------------------------------------------------------
APPENDIX B............................................................   B-1
----------------------------------------------------------------------------

                   The Policy is not available in all States.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

--------------------------------------------------------------------------------
                   DEFINITIONS
--------------------------------------------------------------------------------

ACCUMULATED VALUE............  The  total amount invested under the Policy. It is the sum of the values of the Policy in each subaccount of the Variable Account plus the value of the
                               Policy in the Declared Interest Option.
ATTAINED AGE.................  The Insured's age on his or her  last birthday on the Policy Date plus  the number of Policy Years since the Policy Date.
BENEFICIARY..................  The  person or  entity named  by the Policyowner  in the  application or by later designation  to receive  the death  proceeds upon  the death  of  the
                               Insured.
BUSINESS DAY.................  Each  day that the New York Stock  Exchange is open for trading, except the day after Thanksgiving, the Thursday before Christmas (in 1998) and any day on which  the  Home  Office  is closed  because  of  a  weather-related  or comparable  type  of  emergency  and  is  unable  to  segregate  orders and redemption requests received on that day.
COMPANY......................  Farm Bureau Life Insurance Company.
DECLARED INTEREST OPTION.....  A part of the Company's General Account Net Premiums may be allocated,  and
                               Accumulated  Value  may be  transferred, to  the Declared  Interest Option.
                               Accumulated Value in the Declared Interest Option is credited with interest at a declared annual rate guaranteed to be at least 4.0%.
DUE PROOF OF DEATH...........  Proof of death that is satisfactory to the Company. Such proof may  consist of the following if acceptable to the Company:
                               (a)  A certified copy of the death certificate;
                               (b)  A certified copy of a court decree reciting a finding of death; or
                               (c)  Any other proof satisfactory to the Company.
FUND.........................  An open-end diversified management investment company in which the Variable
                               Account invests.
GENERAL ACCOUNT..............  The  assets  of the  Company  other than  those  allocated to  the Variable
                               Account or any other separate account.
GRACE PERIOD.................  The 61-day period  beginning on the  date the Company  sends notice to  the
                               Policyowner   that  Net  Accumulated  Value   or  Net  Surrender  Value  is
                               insufficient to cover the monthly deduction.
HOME OFFICE..................  The principal offices of  the Company at 5400  University Avenue, West  Des
                               Moines, Iowa 50266.
INSURED......................  The person upon whose life the Policy is issued.
INVESTMENT OPTION............  A separate investment portfolio of a Fund.
ISSUE DATE...................  The date which the Policy is issued and mailed to the Policyowner.
MATURITY DATE................  The  Insured's  Attained  Age 115.  It  is  the date  on  which  the Policy terminates and  the Policy's  Accumulated Value  less Policy  Debt  becomes payable to the Policyowner or the Policyowner's estate.
MONTHLY DEDUCTION DAY........  The  same date in each  month as the Policy  Date. The monthly deduction is made on  the Business  Day  coinciding with  or immediately  following  the
                               Monthly Deduction Day. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")
NET ASSET VALUE..............  The  total current value of each Subaccount's securities, cash, receivables and other assets less liabilities.
NET ACCUMULATED VALUE........  The Accumulated Value of the Policy reduced by any outstanding Policy  Debt and increased by any unearned loan interest.
NET PREMIUM..................  The  amount  of premium  remaining after  the  premium expense  charge (see
                               "CHARGES AND DEDUCTIONS--Premium Expense  Charge") has been deducted.  This amount  will  be allocated,  according  to the  Policyowner's instructions, among the Subaccounts  of the  Variable Account and  the Declared  Interest
                               Option.
NET SURRENDER VALUE..........  The Surrender Value minus any Policy Debt plus any unearned loan interest.

PARTIAL WITHDRAWAL FEE.......  A  fee assessed at the time of  any partial withdrawal, equal to the lesser of $25 or 2% of the amount withdrawn.
POLICY.......................  The flexible premium variable life insurance policy offered by the  Company and  described in this Prospectus, which term includes the Policy described in this Prospectus, the  Policy application, any supplemental  applications and any endorsements.
POLICY ANNIVERSARY...........  The same date in each year as the Policy Date.
POLICY DATE..................  The  date set  forth on  the Policy  data page  which is  used to determine
                               Policy Years, Policy Months and Policy Anniversaries. The Policy Date  may,
                               but will not always, coincide with the effective date of insurance coverage under the Policy. (See "THE POLICY--Purchasing the Policy.")
POLICY DEBT..................  The  sum of all outstanding Policy Loans and any due and unpaid Policy Loan interest.
POLICY LOAN..................  An amount borrowed by the Policyowner from the Company for which the Policy serves as the sole security. Interest on Policy Loans is payable in advance
                               (for the remainder of the Policy Year)  upon taking a Policy Loan and  upon each  Policy Anniversary thereafter  (for the following  Policy Year) until the Policy Loan is repaid.
POLICY MONTH.................  A one-month period beginning on a  Monthly Deduction Day and ending on  the day immediately preceding the next Monthly Deduction Day.
POLICYOWNER..................  The  person who  owns a  Policy. The original  Policyowner is  named in the application.
POLICY YEAR..................  A twelve-month  period  that starts  on  the Policy  Date  or on  a  Policy
                               Anniversary.
SPECIFIED AMOUNT.............  The  minimum death  benefit payable  under a Policy  so long  as the Policy remains in force. The Specified Amount as  of the Policy Date is set  forth on the data page in each Policy.
SUBACCOUNT...................  A  subdivision of the Variable Account  which invests exclusively in shares of a designated Investment Option of a Fund.
SURRENDER CHARGE.............  A charge assessed at the time of any surrender during the first six  Policy
                               Years and for six years following an increase in Specified Amount.
SURRENDER VALUE..............  The Accumulated Value minus the Surrender Charge.
TARGET PREMIUM...............  A  premium amount  specified by  the Company. It  is used  to calculate the premium expense charge during time periods when the Company has declared  a premium  expense  charge  less  than the  7.0%  guaranteed  premium expense charge. The  Company may  declare  a lower  percentage of  premium  expense charge  on premiums paid  in excess of  the Target Premium  during a Policy
                               Year.  It   is  also   used  to   calculate  compensation   to   registered
                               representatives.
UNIT VALUE...................  The  value determined by dividing each  Subaccount's Net Asset Value by the number of units outstanding at the time of calculation.
VALUATION PERIOD.............  The period between  the close  of business (3:00  p.m. central  time) on  a
                               Business Day and the close of business on the next Business Day.
VARIABLE ACCOUNT.............  Farm  Bureau  Life  Variable  Account  II,  a  separate  investment account established by the  Company to  receive and  invest the  Net Premiums  paid under the Policies.

--------------------------------------------------------------------------------
                   SUMMARY OF THE POLICY
--------------------------------------------------------------------------------
                        THE FOLLOWING SUMMARY OF PROSPECTUS INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE AND THAT THERE IS NO OUTSTANDING POLICY DEBT.
--------------------------------------------------------------------------------
THE POLICY
                       Under the Policy, subject to certain limitations, the Policyowner has flexibility in determining the frequency and amount of premiums. (See "THE POLICY-- Premiums.") The amount and/or duration of the life insurance coverage and the Accumulated Value of the Policy is not guaranteed and may increase or decrease, depending upon the investment experience of the assets supporting the Policy. Accordingly, the Policyowner bears the investment risk of any depreciation of, but reaps the benefit of any appreciation in, the value of the underlying assets. As long as the Policy remains in force, the Policy will provide for death proceeds payable to the Beneficiary upon the Insured's death, the accumulation of Accumulated Value, withdrawal and surrender options and policy loan privileges. The minimum Specified Amount for which a Policy will be issued is normally $50,000, although the Company may in its discretion issue Policies with Specified Amounts of less than $50,000.
--------------------------------------------------------------------------------
THE VARIABLE ACCOUNT
                       Net Premiums will first be allocated to the Declared Interest Option as of the Issue Date. Once the Company Receives a signed notice from the Policyowner that the Policy has been received and accepted, the Accumulated Value in the Declared Interest Option automatically will be allocated, without charge, among the Subaccounts and the Declared Interest Option in accordance with the
                       Policyowner's allocation instructions. Net Premiums received after the Company receives the signed notice are allocated, in accordance with the instructions of the Policyowner, to the Variable Account, the Declared Interest Option, or both. (See "THE POLICY-- Premiums--ALLOCATIONS OF NET PREMIUMS.") The Variable Account consists of fifteen Subaccounts: the Value Growth Subaccount, the High Grade Bond Subaccount, the High Yield Bond Subaccount, the Money Market Subaccount, the
                       Blue  Chip Subaccount, the                Subaccount, the
                                       Subaccount, the          Subaccount,  the
                               Subaccount,  the                  Subaccount, the
                                        Subaccount, the              Subaccount,
                       the                    Subaccount, the
                       Subaccount  and the                      Subaccount. Each
                       Subaccount invests exclusively in shares of the corresponding Investment Option.
                       Accumulated Value will, and death proceeds may, vary with the investment experience of the Subaccounts, as well as with the frequency and amount of premium payments, any partial withdrawals and any charges imposed in connection with the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits.")
--------------------------------------------------------------------------------
THE DECLARED INTEREST
OPTION
                       As an alternative to the Variable Account, the Policyowner may allocate or transfer all or a portion of the Accumulated Value to the Declared Interest Option, which guarantees a specified minimum rate of return. (See "THE DECLARED INTEREST OPTION.")
--------------------------------------------------------------------------------
PREMIUMS
                       The Company may require the Policyowner to pay an initial premium that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS-- Premium Expense Charge"), will be sufficient to pay the monthly deduction for the first Policy Month. Each Policyowner will determine a planned periodic premium schedule. The Policyowner is not required to pay premiums in accordance with the planned periodic premium schedule. (See "THE POLICY--Premiums--PLANNED PERIODIC PREMIUMS.") The schedule will provide for a premium payment of a level amount at a fixed interval over a specified period of time. Failure to pay premiums in accordance with the schedule will not itself cause the Policy to lapse. (See "THE POLICY--Policy Lapse and Reinstatement--LAPSE.") Subject to certain restrictions, unscheduled premium payments may also be made. (See "THE POLICY-- Premiums--UNSCHEDULED PREMIUMS.")
                       A Policy will lapse during the first three Policy Years when Net Accumulated Value is insufficient on a Monthly Deduction Day to cover the monthly deduction, or after three Policy Years when Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly

                       Deduction"),   and  a  Grace  Period  expires  without  a
                       sufficient payment (see "THE POLICY--Policy Lapse and Reinstatement--LAPSE"). With respect to premiums, therefore, the Policy differs in two important ways from a conventional life insurance policy. First, the failure to pay a planned periodic premium will not in itself automatically cause the Policy to lapse. Second, a Policy can lapse even if planned periodic premiums or premiums in other amounts have been paid.
--------------------------------------------------------------------------------
POLICY BENEFITS
                        ACCUMULATED VALUE BENEFITS. The Policy provides for an Accumulated Value. The Accumulated Value will reflect the amount and frequency of premium payments, the investment experience of the chosen subaccounts of the Variable Account, the interest earned on the Accumulated Value in the Declared Interest Option, any Policy Loans, any partial withdrawals and the charges imposed in connection with the Policy. The entire investment risk for amounts allocated to the Variable Account is borne by the Policyowner; the Company does not guarantee a minimum Accumulated Value. (See "POLICY BENEFITS--Accumulated Value Benefits--CALCULATION OF ACCUMULATED VALUE.")
                       The Policyowner may, at any time, surrender a Policy and receive the Net Surrender Value. Subject to certain limitations, the Policyowner may also obtain a partial withdrawal of Net Accumulated Value (minimum $500) at any time prior to the Maturity Date. Partial withdrawals will reduce both the Accumulated Value and death proceeds payable under the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") A charge will be assessed upon surrender or partial withdrawal. (See "CHARGES AND DEDUCTIONS--Partial Withdrawal Fee, and --Surrender Charge.")

                        TRANSFERS. A Policyowner may transfer amounts (minimum $100) among the subaccounts of the Variable Account an unlimited number of times in a Policy Year; however, only one transfer per Policy Year may be made between the Declared Interest Option and the Variable Account. The first transfer in a Policy Year is free; subsequent transfers in that Policy Year will be assessed a charge of $25. The transfer charge, unless paid in cash, will be deducted from the amount transferred. (See "POLICY BENEFITS--Transfers.") A transfer from the Variable Account to the Declared Interest Option requested in connection with the exercise of the special transfer privilege under the Policy (see "THE POLICY--Special Transfer Privilege") will not be considered a transfer for purposes of the one-transfer limit or the $25 charge.

                        POLICY LOANS. So long as a Policy is in force and has a positive Net Surrender Value, the Policyowner may borrow up to 90% of the Policy's Net Surrender Value as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office, less any previously outstanding Policy Debt. (See "POLICY BENEFITS-- Loan Benefits.") A loan taken from, or secured by, a Policy may have federal income tax consequences. (See "FEDERAL TAX MATTERS--Policy Proceeds.")

                        DEATH PROCEEDS. The Policies provide for the payment of death proceeds following receipt by the Company (at its
                       Home Office) of Due Proof of Death of the Insured. The Policy contains two death benefit options. Under Option A, the death benefit is the greater of the sum of the Specified Amount and the Policy's Accumulated Value, or the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Policy. Under Option B, the death benefit is the greater of the Specified Amount, or the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Policy. For this purpose, all calculations are made as of the end of the Business Day coinciding with or immediately following the date of death.

                       Under either death benefit option, so long as the Policy remains in force, the death benefit will not be less than the Specified Amount of the Policy on the date of death. The death benefit may, however, exceed the Specified Amount. The amount by which the death benefit exceeds the Specified Amount depends upon the death benefit option chosen and the Accumulated Value of the Policy. (See "POLICY BENEFITS-- Death Proceeds.") To determine the death proceeds, the death benefit will be reduced by any outstanding Policy Debt and increased by any unearned loan interest and any premiums paid after the date of death. The proceeds may be paid in a lump sum or in accordance with a payment option. (See "POLICY BENEFITS--Payment Options.")

                       Anytime after the first Policy Year, the Policyowner may, subject to certain restrictions, adjust the death benefit payable under the Policy by increasing or decreasing the Specified Amount. (See "POLICY BENEFITS--Death Proceeds--CHANGE IN EXISTING COVERAGE.") In addition, the Policyowner may, at any time, change the death benefit option in effect. (See "POLICY BENEFITS--Death Proceeds--CHANGE IN DEATH BENEFIT OPTION.")

                        BENEFITS AT MATURITY. If the Insured is alive and the Policy is in force on the Maturity Date, the Policyowner will be paid the Accumulated Value of the Policy as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt.
--------------------------------------------------------------------------------
CHARGES
                        PREMIUM EXPENSE CHARGE. The Net Premium equals the premium paid less a premium expense charge. The premium expense charge is equal to a maximum charge of 7% of each premium up to the Target Premium, and 2% of each premium in excess of the Target Premium. The premium expense charge is used to compensate the Company for expenses incurred in connection with the distribution of the Policies and for premium taxes imposed by various states and subdivisions thereof. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")
                        ACCUMULATED VALUE CHARGES. Accumulated Value will be reduced each Policy Month on the Monthly Deduction Day by a monthly deduction equal to the sum of a cost of insurance charge, the cost of any additional insurance benefits added by rider and a policy expense charge of $5.00 per month (guaranteed not to exceed $7.00 per month). In addition, during the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge. This charge is $0.05 per $1,000 of Specified Amount or increase in Specified Amount, and is guaranteed not to exceed $0.07 per $1,000 of Specified Amount. Also, during the first twelve Policy Months, the monthly deduction will include a first year monthly expense charge of $5.00 per month (guaranteed not to exceed $7.00 per month). The monthly deduction will vary in amount from month to month. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")

                       Upon partial withdrawal of a Policy, a fee of the lesser of $25 or 2% of the amount withdrawn will be assessed. At the time of surrender, a charge will apply during the first six Policy Years, as well as during the first six Policy Years following an increase in Specified Amount. The surrender charge is an amount per $1,000 of Specified Amount which varies by age, sex, underwriting category and Policy Year. The surrender charge applicable to each Policyowner will be listed in the Policy. (See "CHARGES AND DEDUCTIONS--Partial Withdrawal Fee, and --Surrender Charge.") During a Policy Year, a $25 charge may be assessed for the second and subsequent transfers of assets among the Subaccounts and between the Variable Account and the Declared Interest Option. (See "CHARGES AND DEDUCTIONS--Transfer Charge.")

                        CHARGES AGAINST THE VARIABLE ACCOUNT. A daily charge at the rate of .0024548% of the average daily net assets of each Subaccount will be imposed to compensate the Company for certain mortality and expense risks incurred in connection with the Policies. (See "CHARGES AND DEDUCTIONS--Variable Account Charges.") This corresponds to an effective annual rate of 0.90%. (This charge is guaranteed not to exceed .0028618% of the average daily net assets of each Subaccount, which corresponds to an effective annual rate of 1.05%.)

                       Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. The Company may, however, make such a charge in the future.

                        INVESTMENT OPTION EXPENSES. In addition, because the Variable Account purchases shares of the selected
                       Investment Options, the value of the net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each

                       Investment Option. The fees and expenses for 1997 were as indicated in the table below. (See "CHARGES AND DEDUCTIONS--Variable Account Charges--INVESTMENT OPTION EXPENSES.")

                            ADVISORY      OTHER        TOTAL
INVESTMENT OPTION             FEE       EXPENSES     EXPENSES
-------------------------  ----------  -----------  -----------
Value Growth
High Grade Bond
High Yield Bond
Blue Chip
Money Market
Investment Option F
Investment Option G
Investment Option H
Investment Option I
Investment Option J
Investment Option K
Investment Option L
Investment Option M
Investment Option N
Investment Option O

--------------------------------------------------------------------------------
DISTRIBUTION OF THE
POLICIES
                       The Policies will be distributed by registered representatives of EquiTrust Marketing Services, Inc., ("EquiTrust Marketing") a broker-dealer having a selling agreement with EquiTrust Marketing or a broker-dealer having a selling agreement with such broker-dealer. EquiTrust Marketing Services, Inc. (formerly FBL Marketing Services, Inc.), a wholly-owned indirect subsidiary of FBL Financial Group, Inc., is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.
--------------------------------------------------------------------------------
TAX TREATMENT
                       If a Policy is issued on the basis of a standard premium class, while there is some uncertainty, the Company believes that the Policy should qualify as a life insurance contract for federal income tax purposes. If a Policy is issued on a substandard basis, it is not clear whether or not the Policy would qualify as a life insurance contract for federal income tax purposes.
                       Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, the Accumulated Value under a Policy should be subject to the same federal income tax treatment as accumulated value under a conventional fixed-benefit Policy. Under existing tax law, the Policyowner is not deemed to be in constructive receipt of Accumulated Values under a Policy until there is a distribution from the Policy. Like death benefits payable under conventional life insurance policies, death proceeds payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally will not be taxed on these proceeds. (See "FEDERAL TAX MATTERS.")
--------------------------------------------------------------------------------
CANCELLATION
PRIVILEGE
                       The Policyowner is granted a 20-day period following receipt of the Policy in which to examine and return the Policy. The Policyowner will receive the greater of premiums paid or the Policy's Accumulated Value plus an amount approximately equal to any charges which have been deducted from premiums, Accumulated Value and the Variable Account. (See "THE POLICY--Examination of Policy (Cancellation Privilege).")
--------------------------------------------------------------------------------
ILLUSTRATIONS
                       Sample projections of hypothetical Policy values are included starting at page A-1 of this Prospectus. These projections of hypothetical values may be helpful in understanding the long-term effects of different levels of investment performance, charges and deductions, electing one or the other death benefit option and generally in comparing this Policy to other life insurance policies. NONETHELESS, THE ILLUSTRATIONS ARE BASED ON HYPOTHETICAL INVESTMENT RATES OF RETURN AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. Actual rates of return may be more or less than those reflected in the illustrations and, therefore, actual values will be different from those illustrated.
                       This Prospectus describes only those aspects of the Policy that relate to the Variable Account, except where Declared Interest Option matters are specifically mentioned. For a brief summary of the aspects of the Policy relating to the Declared Interest Option, see "THE DECLARED INTEREST OPTION."

--------------------------------------------------------------------------------
                   FARM BUREAU LIFE INSURANCE COMPANY
                   AND THE VARIABLE ACCOUNT
--------------------------------------------------------------------------------
FARM BUREAU LIFE
INSURANCE COMPANY
                       The Company is a stock life insurance company which was incorporated in the State of Iowa on October 30, 1944. One hundred percent of the outstanding voting shares of the Company are owned by FBL Financial Group, Inc. At December 31, 1997, 66.36% of the outstanding voting shares of FBL Financial Group, Inc. was owned by Iowa
                       Farm Bureau Federation. The Company is principally engaged in the offering of life insurance policies, disability income insurance policies and annuity contracts and is admitted to do business in fifteen states--Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Utah, Wisconsin and Wyoming. The principal offices of the Company are at 5400 University Avenue, West Des Moines, Iowa 50266.
--------------------------------------------------------------------------------
IOWA FARM BUREAU
FEDERATION
                       Iowa Farm Bureau Federation is an Iowa not-for-profit corporation, the members of which are county Farm Bureau organizations and their individual members. Iowa Farm Bureau Federation is primarily engaged, through various divisions and subsidiaries, in the formulation, analysis and promotion of programs (at local, state, national and international levels) that are designed to foster the educational, social and economic advancement of its members. The principal offices of Iowa Farm Bureau Federation are at 5400 University Avenue, West Des Moines, Iowa 50266.
--------------------------------------------------------------------------------
THE VARIABLE ACCOUNT
                       The Variable Account was established by the Company as a separate account on January 6, 1998. The Variable Account will receive and invest the Net Premiums paid under the Policies. In addition, the Variable Account may receive and invest net premiums for any other variable life insurance policies issued in the future by the Company. Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Policies generally are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Policies and any other policies supported by the Variable Account. The Company has the right to transfer to the General Account any assets of the Variable Account which are in excess of such reserves and other Policy liabilities.

                       The Variable Account currently is divided into fifteen Subaccounts but may, in the future, include additional subaccounts. Each Subaccount invests exclusively in shares of a single corresponding Investment Option. Income and realized and unrealized gains or losses from the assets of each Subaccount are credited to or charged against, that Subaccount without regard to income, gains or losses from any other Subaccount.

                       The Variable Account has been registered as a unit investment trust under the Investment Company Act of 1940 and meets the definition of a separate account under the federal securities laws. Registration with the Securities and Exchange Commission does not involve supervision of the management or investment practices or policies of the Variable Account or the Company by the Commission. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.
--------------------------------------------------------------------------------
INVESTMENT OPTIONS
                       The Variable Account invests in shares of the Investment Options. The Investment Options currently include the Value Growth Portfolio, High Grade Bond Portfolio, High Yield Bond Portfolio, Money Market Portfolio and Blue Chip Portfolio of EquiTrust Variable Insurance Series
                       Fund, the                   Portfolio,
                       Portfolio,                   Portfolio,
                       Portfolio and                               Portfolio  of
                                       ,  and the                     Portfolio,
                                       Portfolio,                     Portfolio,
                                       Portfolio  and                  Portfolio
                       of

                                       .  The  Variable  Account  may,  in   the
                       future, provide for additional investment options. Each Investment Option has its own investment objectives and the income and losses for each Investment Option will be determined separately.

                       The investment objectives and policies of each Investment Option are summarized below. There is no assurance that any Investment Option will achieve its stated objectives. More detailed information, including a description of risks, may be found in the prospectus for each Investment Option, which must accompany or precede this Prospectus and which should be read carefully and retained for future reference.

                       EQUITRUST VARIABLE INSURANCE SERIES FUND

                           VALUE GROWTH PORTFOLIO. This Portfolio seeks long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of companies that the investment adviser believes have a potential to earn a high return on equity and/or in equity securities that the investment adviser believes are undervalued by the market place. Such equity securities may include common stock, preferred stock and securities convertible or exchangeable into common stock.

                           HIGH GRADE BOND PORTFOLIO. This Portfolio seeks as high a level of current income as is consistent with a high grade portfolio of debt securities. The Portfolio will pursue this objective by investing primarily in debt securities rated AAA, AA or A by Standard & Poor's Corporation and/or Aaa, Aa or A by Moody's Investors Service, Inc., and in securities issued or guaranteed by the United States government or its agencies or instrumentalities.

                           HIGH YIELD BOND PORTFOLIO. This Portfolio seeks, as a primary objective, as high a level of current income as is consistent with investment in a portfolio of fixed-income securities rated in the lower categories of established rating services. As a secondary objective, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio pursues these objectives by investing primarily in fixed-income securities rated Baa or lower by Moody's Investors Service, Inc. and/or BBB or lower by Standard & Poor's Corporation, or in unrated securities of comparable quality. AN INVESTMENT IN THIS PORTFOLIO MAY ENTAIL GREATER THAN ORDINARY FINANCIAL RISK. (See the Fund Prospectus "PRINCIPAL RISK FACTORS--Special Considerations--High Yield Bonds.")

                           MONEY MARKET PORTFOLIO. This Portfolio seeks maximum current income consistent with liquidity and stability of principal. The Portfolio will pursue this objective by investing in high quality short-term money market instruments. AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE MONEY MARKET PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

                           BLUE CHIP PORTFOLIO. This Portfolio seeks growth of capital and income. The Portfolio pursues this objective by investing primarily in common stocks of well-capitalized, established companies. Because this Portfolio may be invested heavily in particular stocks or industries, an investment in this Portfolio may entail relatively greater risk of loss.

                                            PORTFOLIO.

                                            PORTFOLIO.

                                  PORTFOLIO.

                                  PORTFOLIO.

                                            PORTFOLIO.

                                            PORTFOLIO.

                                            PORTFOLIO.

                                            PORTFOLIO.

                                            PORTFOLIO.

                                            PORTFOLIO.

                       EquiTrust Variable Insurance Series Fund currently sells shares only to the Variable Account and to separate accounts of the Company supporting other variable life insurance policies and variable annuity contracts. EquiTrust Variable Insurance Series Fund may in the future sell shares to other separate accounts of the Company or its life insurance company affiliates supporting other variable insurance products, or to variable life insurance and variable annuity separate accounts of insurance companies not affiliated with the Company. The other Funds currently sell shares: (a) to the Variable Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts. The Company currently does not foresee any disadvantages to Policyowners arising from the sale of shares to support variable annuity contracts and variable life insurance policies, or from shares being sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, the Company intends to monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, it would determine what action, if any, should be taken in response to those events or conflicts. In addition, if the Company believes that a Fund's response to any of those events or conflicts insufficiently protects Policyowners, it will take appropriate action on its own, including withdrawing the Variable Account's investment in that Fund. (See the Fund prospectuses for more detail.)

                       Each Fund is registered with the Securities and Exchange Commission as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Securities and Exchange Commission.

                       [Additional information on Investment Options to be provided by amendment .]
--------------------------------------------------------------------------------
ADDITION, DELETION OR
SUBSTITUTION OF
INVESTMENTS
                       The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that are held by the Variable Account or that the
                       Variable Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in its judgment, further investment in any Investment Option should become inappropriate in view of the purposes of the Variable Account, the Company reserves the right to dispose of the shares of any Investment Option and to substitute shares of another Investment Option. The Company will not substitute any shares attributable to a Policyowner's Accumulated Value in the Variable Account without notice to and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law. Nothing contained in this Prospectus shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

                       The Company also reserves the right to establish additional subaccounts of the Variable Account, each of which would invest in shares of a new Investment Option with a specified investment objective. New subaccounts may be established when, in the sole discretion of the Company, marketing, tax or investment conditions warrant, and any new subaccounts may be made available to existing Policyowners on a basis to be determined by the Company. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount(s), or one or more Subaccounts may be eliminated or combined with any other Subaccount(s) if, in the sole discretion of the Company, marketing, tax or investment conditions warrant.

                       In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in these and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by the Company to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, may be deregistered under that Act in the event such registration  is  no  longer  required,  or,  subject  to
                       obtaining   any   approvals  or   consents   required  by
                       applicable law, may be combined with other Company separate accounts. To the extent permitted by applicable law, the Company may also transfer the assets of the Variable Account associated with the Policies to another separate account. In addition, the Company may, when permitted by law, restrict or eliminate any voting rights of Policyowners or other persons who have voting rights as to the Variable Account. (See "ADDITIONAL INFORMATION--Voting Rights.")
--------------------------------------------------------------------------------
                   THE POLICY
--------------------------------------------------------------------------------
PURPOSE OF THE POLICY
                       The Policy is designed to provide the Policyowner with both lifetime insurance protection and significant flexibility in connection with the amount and frequency of premium payments and the level of death proceeds payable under a Policy. Unlike conventional life insurance, the Policyowner is not required to pay scheduled premiums to keep a Policy in force, but may, subject to certain limitations, vary the frequency and amount of premium payments. Moreover, the Policy allows a Policyowner to adjust the level of death proceeds payable under a Policy, without having to purchase a new policy, by increasing or decreasing the Specified Amount. Thus, as insurance needs or financial conditions change, the Policyowner has the flexibility to adjust death proceeds and vary premium payments.
                       The Policy varies from conventional fixed-benefit life insurance in a number of additional respects. Because the death proceeds may, and the Accumulated Value will, vary with the investment experience of the chosen Subaccounts, the Policyowner bears the investment risk of any depreciation of, but reaps the benefit of any appreciation in, the value of the underlying assets. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a planned periodic premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if planned periodic premiums have been paid, depending upon the investment experience of the Variable Account.

                       Life Insurance is not a short-term investment. Prospective policyowners should consider their need for insurance coverage and the Policy's long-term investment potential. A prospective policyowner who already has life insurance coverage should consider whether or not changing or adding to existing coverage would be advantageous. Generally, it is not advisable to purchase another policy to replace an existing policy.
--------------------------------------------------------------------------------
PURCHASING THE POLICY
                       Before it will issue a Policy, the Company must receive a completed application, including payment of the initial premium, at its Home Office. A Policy ordinarily will be issued only for Insureds who are 0 to 80 years of age at their last birthday and who supply satisfactory evidence of insurability to the Company. Acceptance is subject to the Company's underwriting rules and the Company may, in its sole discretion, reject any application or premium for any reason. The minimum Specified Amount for which a Policy will be issued is normally $50,000, although the Company may, in its discretion, issue Policies with Specified Amounts of less than $50,000.

                       The Policy Date will be the later of (i) the date of the initial application, or (ii) if additional medical or other information is required pursuant to the Company's underwriting rules, the date all such additional information is received by the Company at its Home Office. The Policy Date may also be any other date mutually agreed to by the Company and the Policyowner. If the later of (i) and (ii) above is the 29th, 30th or 31st of any month, the Policy Date will be the 28th of such month. The Policy Date is the date used to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy.

                       The effective date of insurance coverage under the Policy will be the later of (i) the Policy Date, (ii) if an amendment to the initial application is required pursuant to the Company's underwriting rules, the date the Insured signs the last such amendment, or (iii) the date on which the full initial premium is received by the Company at its Home Office.
--------------------------------------------------------------------------------
PREMIUMS
                       Subject to certain limitations, a Policyowner has flexibility in determining the frequency and amount of premiums.
                        PREMIUM FLEXIBILITY. Unlike conventional insurance policies, the Policy frees the Policyowner from the requirement that premiums be paid in accordance with a rigid and inflexible premium schedule. The Company may require the Policyowner to pay an initial premium that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be sufficient to pay the monthly deduction for the first Policy Month. Thereafter, subject to the minimum and maximum premium limitations described below, a Policyowner may also make unscheduled premium payments at any time prior to the Maturity Date.

                       The Company offers a conversion program for its term insurance or Executive Term policies. Under the program, owners of a term policy issued by the Company can elect to convert their term insurance policy to a permanent insurance policy, including the Policy, at any time between the first and sixth policy anniversaries of their term policy. Upon conversion, the Company will credit to the initial premium for the Policy an amount equal to the annual premium paid on the term policy, up to a limit of $5.00 per $1,000 of their term insurance face amount. Custom Term II contains a Premium Credit Benefit that allows the policy owner credit towards the purchase of a Policy at any time between the first and sixth policy anniversaries of their term policy. Upon exercise of this benefit, the Company will credit to the initial premium for the Policy an amount equal to the annual premium paid on the term policy, up to a limit of $5.00 per $1,000 of the term insurance face amount. The existing Custom Term II policy need not be canceled to use this benefit. These credits will be treated as a premium for purposes of Policy provisions applicable to premiums, such as deduction of the premium expense charge. Please see your registered representative for more information. A commission is paid to a registered representative upon a conversion.

                        PLANNED PERIODIC PREMIUMS. Each Policyowner will determine a planned periodic premium schedule that provides for the payment of a level premium over a specified period of time on a quarterly, semi-annual or annual basis. The Company may, at its discretion, permit planned periodic payments to be made on a monthly basis. Periodic reminder notices ordinarily will be sent to the Policyowner for each planned periodic premium. Depending on the duration of the planned periodic premium schedule, the timing of planned payments could affect the tax status of the Policy. (See "FEDERAL TAX MATTERS.")

                       The Policyowner is not required to pay premiums in accordance with the planned periodic premium schedule. Furthermore, the Policyowner has considerable flexibility to alter the amount, frequency and the time period over which planned periodic premiums are paid; however, no planned periodic payment may be less than $100 without the Company's consent. Changes in the planned premium schedule may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                       The payment of a planned periodic premium will not guarantee that the Policy remains in force. Instead, the duration of the Policy depends upon the Policy's
                       Accumulated Value. Thus, even if planned periodic premiums are paid by the Policyowner, the Policy will nevertheless lapse if, during the first three Policy Years, Net Accumulated Value or, after three Policy Years, Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") and a Grace Period expires without a sufficient payment (see "THE POLICY--Policy Lapse and Reinstatement--LAPSE").

                        UNSCHEDULED PREMIUMS. Each unscheduled premium payment must be at least $100; however, the Company may, in its discretion, waive this minimum requirement. The Company reserves the right to limit the number and amount of unscheduled premium payments. An unscheduled premium payment may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                        PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitation imposed by federal tax laws. Because the maximum premium limitation is in part dependent upon the Specified Amount for each Policy, changes in the Specified Amount may affect this limitation. If at any time a premium is paid which would result in total premiums exceeding the applicable maximum premium limitation, the Company will accept only that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the applicable maximum premium limitation.

                        PAYMENT OF PREMIUMS. Payments made by the Policyowner will be treated first as payment of any outstanding
                       Policy Debt unless the Policyowner indicates that the payment should be treated otherwise. Where no indication is made, any portion of a payment that exceeds the amount of any outstanding Policy Debt will be treated as a premium payment.

                        NET PREMIUMS. The Net Premium is the amount available for investment. The Net Premium equals the premium paid less the premium expense charge. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")

                        ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policyowner can allocate Net Premiums or portions thereof to the Subaccounts, to the Declared Interest Option, or both. Notwithstanding the allocation in the application, the Net Premiums will first be allocated to the Declared Interest Option as of the Issue Date. When the Company receives, at its Home Office, a notice signed by the Policyowner that the Policy has been received and accepted, the Policy's Accumulated Value in the Declared Interest Option automatically will be allocated, without charge, among the Subaccounts and the Declared Interest Option in accordance with the Policyowner's percentage allocation in the application. The Policyowner does not waive his cancellation privilege by sending the signed notice of receipt and acceptance of the Policy to the Company (see "THE POLICY--Examination of Policy (Cancellation Privilege)").

                       Net Premiums received after the date the Company receives the signed notice will be allocated in accordance with the Policyowner's percentage allocation in the application or the most recent written instructions of the Policyowner. The minimum percentage of each premium that may be allocated to any subaccount of the Variable Account or to the Declared Interest Option is 10%; no fractional percentages will be permitted. The allocation for future Net Premiums may be changed without charge, at any time while the Policy is in force, by providing the Company with written notice on a form acceptable to the Company signed by the Policyowner. The change will take effect on the date the written notice is received at the Home Office and will have no effect on prior cash values.
--------------------------------------------------------------------------------
POLICY LAPSE AND
REINSTATEMENT
                        LAPSE. Unlike conventional life insurance policies, the failure to make a planned periodic premium payment will not itself cause a Policy to lapse. Lapse will only occur during the first three Policy Years when Net Accumulated Value is insufficient on a Monthly Deduction Day to cover the monthly deduction, or after three Policy Years when Net Surrender Value is insufficient on a Monthly
                       Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction"), and a Grace Period expires without a sufficient payment. Insurance coverage will continue during the Grace Period, but the Policy will be deemed to have no Accumulated Value for purposes of Policy Loans and surrenders during such Grace Period. The death proceeds payable during the Grace Period will equal the amount of the death proceeds payable immediately prior to the commencement of the Grace Period, reduced by any due and unpaid monthly deductions.
                       To avoid lapse and termination of the Policy without value, the Company must receive from the Policyowner during the Grace Period a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS-- Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). A Grace Period of 61 days will commence on the date the Company sends a notice of any insufficiency to the Policyowner.

                        REINSTATEMENT. Prior to the Maturity Date, a lapsed Policy may be reinstated at any time within five years of the Monthly  Deduction Day  immediately preceding  the
                       Grace Period which expired without payment of the required premium. Reinstatement is effected by submitting the following items to the Company:

                       1. A written application for reinstatement signed by the Policyowner and the Insured;

                       2.  Evidence of insurability satisfactory to the Company;

                       3. A premium that, after the deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months; and

                       4. An amount equal to the monthly cost of insurance for the two Policy Months prior to lapse.

                       (State law may limit the premium to be paid on reinstatement to an amount less than that described.) To the extent that the first year monthly administrative charge was not deducted for a total of twelve Policy Months prior to lapse, such charge will continue to be deducted following reinstatement of the Policy until such charge has been assessed, both before and after the lapse, for a total of 12 Policy Months. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") The Company will not reinstate a Policy surrendered for its Net Surrender Value. The lapse of a Policy with loans outstanding may have adverse tax consequences (see "FEDERAL TAX MATTERS--Policy Proceeds").

                       The effective date of the reinstated Policy will be the Monthly Deduction Day coinciding with or next following the date the Company approves the application for reinstatement.
--------------------------------------------------------------------------------
EXAMINATION OF POLICY
(CANCELLATION
PRIVILEGE)
                       The Policyowner may cancel the Policy by delivering or mailing written notice or sending a telegram to the Company at its Home Office, and returning the Policy to the Company at its Home Office before midnight of the twentieth day after the Policyowner receives the Policy. Notice given by mail and return of the Policy by mail are effective on being postmarked, properly addressed and postage prepaid.
                       With respect to all Policies, the Company will refund, within seven days after receipt of satisfactory notice of cancellation and the returned Policy at its Home Office, the greater of premiums paid or the Policy's Accumulated Value plus an amount approximately equal to any charges which have been deducted from premiums, Accumulated Value and the Variable Account.
--------------------------------------------------------------------------------
SPECIAL TRANSFER
PRIVILEGE
                       A Policyowner may, at any time prior to the Maturity Date while the Policy is in force, convert the Policy to a flexible premium fixed-benefit life insurance policy by requesting that all of the Accumulated Value in the Variable Account be transferred to the Declared Interest Option. The Policyowner may exercise this special transfer privilege once each Policy Year. Once a Policyowner exercises the special transfer privilege, all future premium payments automatically will be credited to the Declared Interest Option, until such time as the Policyowner requests a change in allocation. No charge will be imposed for any transfers resulting from the exercise of the special transfer privilege.
--------------------------------------------------------------------------------
EXCHANGE PRIVILEGE
                       The Company will permit the owner of a flexible premium fixed-benefit life insurance policy issued by the Company or Western Farm Bureau Life Insurance Company (a company held by the same holding company as the Company) ("fixed-benefit policy"), within 12 months of the Policy Date shown in such policy, to exchange his fixed-benefit policy for a Policy on the life of the Insured. After the first 12 months of the Policy Date shown in the fixed-benefit policy (forms #434-112 and #834-112 only), the Company will permit the owner of such policy to exchange his fixed-benefit policy for a Policy when the owner applies for an increase of $25,000 or more in Specified Amount.
                       The Policy Date will be the date the application for the Policy is signed. If an exchange occurs in the first 12 months, the Policy will have a Specified Amount equal to the specified amount of the fixed-benefit policy and will require no evidence of insurability to exercise the exchange privilege. The Insured will be placed in the premium class applicable to the initial specified amount under the fixed-benefit policy, unless there has been an underwritten increase in specified amount, in which event the Insured will be placed, with respect to the entire Specified Amount under the Policy, in the premium class applicable to such increase in specified amount.

                       If an  exchange occurs  after the  first 12  months,  the
                       Policy will have a Specified Amount equal to the specified amount of the fixed-benefit policy plus the increase to purchase a Policy, and the increase will require underwriting to exercise the exchange privilege. The Insured will be placed in the premium class applicable to the initial specified amount under the fixed-benefit policy, unless there has been an underwritten increase in specified amount, in which event the Insured will be placed, with respect to the entire amount exchanged, in the premium class applicable to such increase in specified amount. With regard to the increase in Specified Amount, the Insured will be placed in the premium class applicable to the increase.

                       The net cash value of the fixed-benefit policy will initially be allocated to the Declared Interest Option. When the Company receives, at its Home Office, a notice signed by the Policyowner that the Policy has been received and accepted, the Policy's accumulated value in the Declared Interest Option automatically will be allocated, without charge, among the Subaccounts and the Declared Interest Option pursuant to the allocation instructions set forth in the application for the Policy.

                       The Company will waive the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge") on the net cash value of the fixed-benefit policy applied to the Policy pursuant to an exchange. In addition, the Company will assess the First Year Monthly Administrative Charge (see "CHARGES AND DEDUCTIONS--Monthly Deduction--FIRST
                       YEAR  MONTHLY ADMINISTRATIVE CHARGE")  only to the extent
                        that 12  monthly per  $1,000  charges under  the  fixed-
                       benefit  policy have  not been  assessed. An  increase in
                       Specified Amount related to a fixed-benefit policy exchanged after the first 12 months will be assessed the First Year Monthly Administrative Charge. Otherwise, charges and deductions will be made in the manner and amounts described elsewhere in the Prospectus.

                       With regard to an exchange after the first 12 months of the fixed-benefit policy, the incontestable and suicide provisions of the Policy will apply only to the increased amount of coverage, except for any period remaining on the fixed-benefit policy.

                       An exchanging owner will not be permitted to carry over an outstanding loan under his fixed-benefit policy. Any outstanding loan and loan interest must be repaid prior to the date of exchange. If not repaid prior to the date of exchange, the amount of the outstanding loan and interest thereon will be reflected in the net cash value of the fixed-benefit policy. To the extent a fixed-benefit policy with an outstanding loan is exchanged for an unencumbered Policy, the exchanging owner could recognize income at the time of the exchange up to the amount of such loan (including any due and unpaid interest on such loan). (See "FEDERAL TAX MATTERS--Tax Treatment of Policy Benefits.")

                       Riders issued on the original fixed-benefit policy which are not offered in the Policy will not be available on the new Policy. Riders which are available may be exchanged to the new Policy.

                       Registered representatives will receive commissions on the increase in face amount only.

                       The Policy differs from a fixed-benefit policy in many significant respects. Most importantly, the Accumulated Value under this Policy may consist, entirely or in part, of Subaccount value which fluctuates in response to the net investment return of the Variable Account. In contrast, the cash values under a fixed-benefit policy always reflect interest credited by the Company. While a minimum rate of interest is guaranteed, the Company in the past has credited interest at higher rates. Accordingly, cash values under a fixed-benefit policy reflect changing current interest rates and do not vary with the investment performance of the Variable Account.

                       Other significant differences between the Policy and a fixed-benefit policy include: (1) additional charges applicable under the Policy not found in a fixed-benefit policy; (2) different surrender charges; (3) different death benefits; and (4) differences in federal and state laws and regulations applicable to each of the types of policies.

                       Owners of a fixed-benefit policy should carefully consider whether it will be advantageous to replace a fixed-benefit policy with a Policy. It may not be advantageous to exchange a fixed-benefit policy for a Policy (or to surrender in full or in part a fixed-benefit policy and use the surrender or partial surrender proceeds to purchase a Policy).

                       The Company believes that an exchange of a fixed-benefit policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Internal Revenue Code of 1986, as amended. A Policy purchased in exchange will generally be treated as a newly issued contract as of the effective date of the Policy. This could have various tax consequences. (See "FEDERAL TAX MATTERS--Tax Treatment of Policy Benefits.")

                       If you surrender your fixed-benefit policy in whole or in part and after receipt of the proceeds you use the surrender  proceeds  or  partial  surrender  proceeds  to
                       purchase a Policy, it will not be treated as a non-taxable exchange. The surrender proceeds will generally be includible in income.

                       Owners of a fixed-benefit policy should consult their tax advisers before exchanging a fixed-benefit policy for this Policy, or before surrendering in whole or in part their fixed-benefit policy and using the proceeds to purchase a Policy.
--------------------------------------------------------------------------------
                   POLICY BENEFITS
--------------------------------------------------------------------------------
                       While a Policy is in force, it provides for certain benefits prior to the Maturity Date. Subject to certain limitations, the Policyowner may at any time obtain all or a portion of the Net Accumulated Value by surrendering or taking a partial withdrawal from the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") In addition, the Policyowner has certain policy loan privileges under the Policies. (See "POLICY BENEFITS--Loan Benefits--POLICY LOANS.") The Policy also provides for the payment of death proceeds upon the death of the Insured under one of two death benefit options selected by the Policyowner (see "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS"), and benefits upon the maturity of a Policy (see "POLICY BENEFITS--Benefits at Maturity").
--------------------------------------------------------------------------------
ACCUMULATED VALUE
BENEFITS

                        SURRENDER AND WITHDRAWAL PRIVILEGES. At any time prior to the Maturity Date while the Policy is in force, a
                       Policyowner may surrender the Policy or make a partial withdrawal by sending a written request to the Company at its Home Office. A surrender charge will apply to any surrender during the first six Policy Years, as well as during the first six years following an increase in Specified Amount. A Partial Withdrawal Fee equal to the lesser of $25 or 2% of the amount withdrawn will be payable upon each partial withdrawal to cover the cost of processing a partial withdrawal. (See "CHARGES AND DEDUCTIONS--Partial Withdrawal Fee, and --Surrender Charge.") Surrender and withdrawal proceeds ordinarily will be mailed to the Policyowner within seven days after the Company receives a signed request for a surrender at its Home Office, although payments may be postponed under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.")

                        SURRENDERS. The amount payable upon surrender of the Policy is the Net Surrender Value at the end of the
                       Valuation Period during which the request is received. This amount may be paid in a lump sum or under one of the payment options specified in the Policy, as requested by the Policyowner. (See "POLICY BENEFITS--Payment Options.") Upon surrender, all insurance in force will terminate. For a discussion of the tax consequences associated with Surrenders, see "FEDERAL TAX MATTERS."

                        PARTIAL WITHDRAWALS. A Policyowner may obtain a portion of the Policy's Net Accumulated Value. The amount requested for partial withdrawal must be at least $500 and cannot exceed the lesser of (1) the Net Accumulated Value less $500, or (2) 90% of the Net Accumulated Value. The Partial Withdrawal Fee will be deducted from the remaining Accumulated Value. The Policyowner may request that the proceeds of a partial withdrawal be paid in a lump sum or under one of the payment options specified in the Policy. (See "POLICY BENEFITS--Payment Options.")

                       A partial withdrawal (together with the Partial Withdrawal Fee) will be allocated among the Subaccounts and the Declared Interest Option in accordance with the written instructions of the Policyowner. If no such instructions are received with the request for partial withdrawal, the partial withdrawal will be allocated among the Subaccounts and the Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Policy Debt, bear to the total Accumulated Value on the date the request is received at the Home Office.

                       Partial withdrawals will affect both the Policy's Accumulated Value and the death proceeds payable under the Policy. The Policy's Accumulated Value will be reduced by the amount of the partial withdrawal. If the death benefit payable under either death benefit option both before and after the partial withdrawal is equal to the Accumulated Value multiplied by the specified amount factor set forth in the Policy, a partial withdrawal will result in a reduction in death proceeds equal to the amount of the partial withdrawal, multiplied by the specified amount factor then in effect. If the death benefit is not so affected by the specified amount factor, the reduction in death proceeds will be equal to the partial withdrawal. (See "POLICY BENEFITS--Death Proceeds.")

                       Partial withdrawals will reduce the Policy's Specified Amount by the amount of Accumulated Value withdrawn if Option B is in effect at the time of the withdrawal. If Option A is in effect at the time of the withdrawal, there will be no effect on Specified Amount. (See "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS.") The Specified Amount remaining in force after a partial withdrawal may not be less than the minimum Specified Amount for the Policy in effect on the date of the partial withdrawal, as published by the Company. As a result, the Company will not process any partial withdrawal that would reduce the Specified Amount below this minimum. If increases in the Specified Amount previously have occurred, a partial withdrawal will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the coverage under the original application. Thus, a partial withdrawal may either increase or decrease the amount of the cost of insurance charge, depending upon the particular circumstances. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.") For a discussion of the tax consequences associated with partial withdrawals, see "FEDERAL TAX MATTERS."

                        NET ACCUMULATED VALUE. Net Accumulated Value equals the Policy's Accumulated Value reduced by any outstanding
                       Policy Debt and increased by any unearned loan interest.

                        CALCULATION OF ACCUMULATED VALUE. The Policy provides for the accumulation of Accumulated Value. Accumulated
                       Value will be determined on each Business Day. A Policy's Accumulated Value will reflect a number of factors, including Net Premiums paid, partial withdrawals, Policy Loans, charges assessed in connection with the Policy, the interest earned on the Accumulated Value in the Declared Interest Option and the investment performance of the Subaccounts to which the Accumulated Value is allocated. There is no guaranteed minimum Accumulated Value. The Accumulated Value of the Policy is equal to the sum of the Accumulated Values in each Subaccount, plus the Accumulated Value in the Declared Interest Option, including amounts transferred to the Declared Interest Option to secure outstanding Policy Debt.

                       As of the Issue Date, the Policy's Accumulated Value equals the initial Net Premium less the monthly deduction made on the Policy Date.

                       On the Business Day coinciding with or immediately following the date the Company receives notice that the Policy has been received and accepted by the Policyowner, the Policy's Accumulated Value (all of which is in the Declared Interest Option) will be transferred automatically among the Subaccounts and the Declared Interest Option in accordance with such percentage allocation instructions. At the end of each Valuation Period thereafter, the Accumulated Value in a Subaccount will equal:

                           (1) The  total Subaccount  units represented  by  the
                              Accumulated Value at the end of the preceding Valuation Period, multiplied by the Subaccount's unit value for the current Valuation Period; PLUS

                           (2)  Any  Net  Premiums received  during  the current
                              Valuation  Period  which  are  allocated  to   the
                              Subaccount; PLUS

                           (3)   All  Accumulated  Values   transferred  to  the
                              Subaccount from the Declared Interest Option or from another Subaccount during the current Valuation Period; MINUS

                           (4)  All  Accumulated  Values  transferred  from  the
                              Subaccount to another Subaccount or to the Declared Interest Option during the current Valuation Period, including amounts transferred to the Declared Interest Option to secure Policy Debt; MINUS

                           (5) All partial withdrawals  (and any portion of  the
                              Partial Withdrawal Fee) deducted from the Subaccount during the current Valuation Period; MINUS

                           (6)  The portion of any  monthly deduction charged to
                              the Subaccount during the current Valuation Period to cover the Policy Month following the Monthly Deduction Day.

                       The Policy's total Accumulated Value in the Variable Account equals the sum of the Policy's Accumulated Value in each Subaccount.

                        UNIT VALUE. Each Subaccount has a Unit Value. When Net Premiums are allocated to, or other amounts are transferred into, a Subaccount, a number of units are purchased based on the Unit Value of the Subaccount as of the end of the Valuation Period during which the transfer is made. Likewise, when amounts are transferred out of a Subaccount, units are redeemed on the same basis. On any day, a Policy's Accumulated Value in a Subaccount is equal to the number of units held in such Subaccount, multiplied by the Unit Value of such Subaccount on that date.

                       For each Subaccount, the Unit Value was initially set at $10 when the Subaccount first purchased shares of the designated Investment Option. The Unit Value for each subsequent valuation period is calculated by dividing (a) by (b) where:

                           (a) is (1) the Net  Asset Value of the Subaccount  at
                              the  end of  the preceding  Valuation Period, plus
                              (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Unit Value is being determined, minus
                              (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, minus (4) any amount charged against the Subaccount for taxes, or any amount set aside during the Valuation Period by the Company as a provision for taxes attributable to the operation or maintenance of that Subaccount; and minus (5) a charge equal to .0024548% of the average daily net assets of the Subaccount for each day in the Valuation Period. This corresponds to an effective annual rate of 0.90% of the average daily net assets of the Subaccount for mortality and expense risks incurred in connection with the Policies. (This charge is guaranteed not to exceed .0028618% of the average daily net assets on each
                              Subaccount, which corresponds to an effective annual rate of 1.05%.)

                           (b)  is the number of units outstanding at the end of
                              the preceding Valuation Period.

                       The Unit Value for a Valuation Period applies for each day in the period. The assets in the Variable Account will be valued at their fair market value in accordance with accepted accounting practices and applicable laws and regulations.
--------------------------------------------------------------------------------
TRANSFERS
                       Policyowners may transfer amounts among the Subaccounts an unlimited number of times in a Policy Year; however, only one transfer per Policy Year may be made between the Declared Interest Option and the Variable Account. Transfers are made by written request to the Home Office or, if the Policyowner has elected the "Telephone Transfer Authorization" on the supplemental application, by calling the Home Office toll-free at (800) 247-4170. The amount of the transfer must be at least $100 or the total Accumulated Value in the Subaccount or in the Declared Interest Option (reduced, in the case of the
                       Declared  Interest  Option,  by  any  outstanding  Policy
                       Debt), if less than $100. The Company may, at its discretion, waive the $100 minimum requirement. The transfer will be effective as of the end of the Valuation Period during which the request is received at the Home Office.
                       The first transfer in each Policy Year will be made without charge; each time amounts are subsequently transferred in that Policy Year, a transfer charge of $25 may be assessed. The transfer charge, unless paid in cash, will be deducted from the amount transferred. Once a Policy is issued, the amount of the transfer charge is guaranteed for the life of the Policy. (See "CHARGES AND DEDUCTIONS--Transfer Charge.")

                       For purposes of these limitations and charges, all transfers effected on the same day will be considered a single transfer.
--------------------------------------------------------------------------------
LOAN BENEFITS
                        POLICY LOANS. So long as the Policy remains in force and has a positive Net Surrender Value, a Policyowner may borrow money from the Company at any time using the Policy as the sole security for the Policy Loan. A loan taken from, or secured by, a Policy may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")
                       The maximum amount that may be borrowed at any time is 90% of the Net Surrender Value as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office. The Company's claim for repayment of Policy Debt has priority over the claims of any assignee or other person.

                       During any time that there is outstanding Policy Debt, payments made by the Policyowner will be treated first as payment of outstanding Policy Debt, unless the Policyowner indicates that the payment should be treated otherwise. Where no indication is made, any portion of a payment that exceeds the amount of any outstanding Policy Debt will be treated as a premium payment.

                        ALLOCATION OF POLICY LOAN. When a Policy Loan is made, an amount equal to the Policy Loan will be segregated within the Declared Interest Option as security for the Policy Loan. If, immediately prior to the Policy Loan, the Accumulated Value in the Declared Interest Option less Policy Debt outstanding is less than the amount of such Policy Loan, the difference will be transferred from the subaccounts of the Variable Account, which have Accumulated Value, in the same proportions that the Policy's Accumulated Value in each Subaccount bears to the Policy's total Accumulated Value in the Variable Account. Accumulated Values will be determined as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office.

                       Loan proceeds will normally be mailed to the Policyowner within seven days after receipt of a written request. Postponement of a Policy Loan may take place under certain circumstances. (See "GENERAL
                       PROVISIONS--Postponement of Payments.")

                       Amounts segregated within the Declared Interest Option as security for Policy Debt will bear interest at an effective annual rate set by the Company. (See "POLICY BENEFITS--Loan Benefits--EFFECT ON INVESTMENT PERFORMANCE.")

                        LOAN INTEREST CHARGED. The interest rate charged on Policy Loans is not fixed. The maximum annual loan interest rate will be the higher of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service, Inc. or any successor thereto, for the calendar month ending two months before the date on which the rate is determined; or 5.5%. The Company may at any time elect to change the interest rate. The Company will send notice of any change in rate to the Policyowner. The new rate will take effect on the Policy Anniversary coinciding with or next following the date the rate is changed.

                       Interest is payable in advance at the time any Policy Loan is made (for the remainder of the Policy Year) and on each Policy Anniversary thereafter (for the entire Policy Year) so long as there is Policy Debt outstanding. Interest payable at the time a Policy Loan is made will be subtracted from the loan proceeds. Thereafter, interest not paid when due will be added to the existing Policy Debt and bear interest at the same rate charged for Policy Loans. The amount equal to unpaid interest will be segregated within the Declared Interest Option in the same manner that amounts for Policy Loans are segregated within the Declared Interest Option. (See "POLICY BENEFITS-- Loan Benefits--ALLOCATION OF POLICY LOAN.")

                       Because interest is charged in advance, any interest that has not been earned will be added to the death benefit payable at the Insured's death and to the Accumulated Value upon complete surrender, and will be credited to the Accumulated Value in the Declared Interest Option upon repayment of Policy Debt.

                        EFFECT ON INVESTMENT PERFORMANCE. Amounts transferred from the Variable Account as security for Policy Debt will no longer participate in the investment performance of the Variable Account. All amounts held in the Declared Interest Option as security for Policy Debt will be credited with interest on each Monthly Deduction Day at an effective annual rate equal to the greater of 4.0% or the current effective loan interest rate minus no more than 3.0%, as determined and declared by the Company. No additional interest will be credited to these amounts.
                       The interest credited will remain in the Declared Interest Option unless and until transferred by the Policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for Policy Debt.

                       From time to time, the Company may allow, by Company practice, a loan spread of 0% on the gain in a Policy in effect a minimum of ten years.

                       Even though Policy Debt may be repaid in whole or in part at any time prior to the Maturity Date if the Policy is still in force, Policy Loans will affect the Accumulated Value of a Policy and may affect the death proceeds payable. The effect could be favorable or unfavorable depending upon whether the investment performance of the Subaccount(s) from which the Accumulated Value was transferred is less than or greater than the interest rates actually credited to the Accumulated Value segregated within the Declared Interest Option as security for Policy Debt while Policy Debt is outstanding. In comparison to a Policy under which no Policy Loan was made, Accumulated Value will be lower where such interest rates credited were less than the investment performance of the Subaccount(s), but will be greater where such interest rates were greater than the performance of the Subaccount(s). In addition, death proceeds will reflect a reduction of the death benefit by any outstanding Policy Debt.

                        POLICY  DEBT. Policy Debt  equals the sum  of all unpaid
                        Policy  Loans  and  any  due  and  unpaid  policy   loan
                       interest. Policy Debt is not included in Net Accumulated Value and therefore Net Accumulated Value is reduced by the amount of any Policy Debt. If, during the first three Policy Years, Net Accumulated Value or, after three Policy Years, Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "Charges and Deductions--Monthly Deduction"), the Company will notify the Policyowner. To avoid lapse and termination of the Policy without value (see "THE POLICY--Policy Lapse and Reinstatement--LAPSE"), the Policyowner must, during the Grace Period, make a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). Therefore the greater the Policy Debt under a Policy, the more likely it would be to lapse.

                        REPAYMENT OF POLICY DEBT. Policy Debt may be repaid in whole or in part any time during the Insured's life and before the Maturity Date so long as the Policy is in force. Any Policy Debt not repaid is subtracted from the death benefit payable at the Insured's death, from Surrender Value upon surrender or from the maturity benefit. Any payments made by a Policyowner will be treated first as the repayment of any outstanding Policy Debt, unless the Policyowner indicates otherwise. Upon repayment of Policy Debt, the portion of the Accumulated Value in the Declared Interest Option securing the repaid portion of the Policy Debt will no longer be segregated within the Declared Interest Option as security for Policy Debt, but will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Policyowner.

                       For a discussion of the tax consequences associated with Policy Loans and lapses, see "FEDERAL TAX MATTERS."
--------------------------------------------------------------------------------
DEATH PROCEEDS
                       So long as the Policy remains in force, the Policy provides for the payment of death proceeds upon the death of the Insured. Proceeds will be paid to the primary Beneficiary or a contingent Beneficiary. One or more primary Beneficiaries or contingent Beneficiaries may be named. If no Beneficiary survives the Insured, the death proceeds will be paid to the Policyowner or his estate. Death proceeds may be paid in a lump sum or under a payment option. (See "POLICY BENEFITS--Payment Options.") To determine the death proceeds, the death benefit will be reduced by any outstanding Policy Debt and increased by any unearned loan interest and any premiums paid after the date of death. Proceeds will ordinarily be mailed within seven days after receipt by the Company of Due Proof of Death. Payment may, however, be postponed under certain circumstances. (See "GENERAL PROVISIONS-- Postponement of Payments.") The Company pays interest on those proceeds, at an annual rate of no less than 3.0% or any rate required by law, from the date of death to the date payment is made.
                        DEATH BENEFIT OPTIONS. Policyowners designate in the initial application one of two death benefit options offered under the Policy. The amount of the death benefit payable under a Policy will depend upon the option in effect at the time of the

                       Insured's death. Under Option A, the death benefit will be equal to the greater of (i) the sum of the current Specified Amount and the Accumulated Value, or (ii) the Accumulated Value multiplied by the specified amount factor. Accumulated Value will be determined as of the end of the Business Day coinciding with or immediately following the date of death. The specified amount factor is 2.50 for an Insured Attained Age 40 or below on the date of death. For Insureds with an Attained Age over 40 on the date of death, the factor declines with age as shown in the Specified Amount Factor Table in Appendix B. Accordingly, under Option A, the death proceeds will always vary as the Accumulated Value varies (but will never be less than the Specified Amount). Policyowners who prefer to have favorable investment performance and additional premiums reflected in increased death benefits generally should select Option A.

                       Under Option B, the  death benefit will  be equal to  the
                       greater   of   the  current   Specified  Amount   or  the
                       Accumulated Value (determined as of the end of the Business Day coinciding with or immediately following the date of death) multiplied by the specified amount factor. The specified amount factor is the same as under Option
                       A. Accordingly, under Option B the death benefit will remain level at the Specified Amount unless the Accumulated Value multiplied by the specified amount factor exceeds the current Specified Amount, in which case the amount of the death benefit will vary as the Accumulated Value varies. Policyowners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional premiums reflected in higher Accumulated Value, rather than increased death benefits, generally should select Option B.

                       Examples illustrating Option A and Option B can be found in Appendix B.

                        CHANGE IN DEATH BENEFIT OPTION. The death benefit option in effect may be changed at any time by sending a written request for the change to the Company at its Home Office. The effective date of such a change will be the Monthly Deduction Day coinciding with or immediately following the date the change is approved by the Company. A change in death benefit options may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                       If the death benefit option is changed from Option A to Option B, the current Specified Amount will not change. If the benefit option is changed from Option B to Option A, the current Specified Amount will be reduced by an amount equal to the Accumulated Value on the effective date of the change. A change in the death benefit option may not be made if it would result in a Specified Amount which is less than the minimum Specified Amount in effect on the effective date of the change or if after the change the Policy would no longer qualify as life insurance under federal tax law.

                       No charges will be imposed in connection with a change in death benefit option; however, a change in death benefit option will affect the cost of insurance charges. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.")

                        CHANGE IN EXISTING COVERAGE. After a Policy has been in force for one Policy Year, a Policyowner may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. To make a change, the Policyowner must send a written request to the Company at its Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect a Policyowner's cost of insurance charge. (See "CHARGES AND DEDUCTIONS-- Monthly Deduction--COST OF INSURANCE RATE, and --NET AMOUNT AT RISK.") If decreases in the Specified Amount cause the premiums paid to exceed the maximum premium limitations imposed by federal tax law (see "THE POLICY--Premiums-- PREMIUM LIMITATIONS"), the decrease will be limited to the extent necessary to meet these requirements. A change in existing coverage may have federal income tax consequences. (See "FEDERAL TAX MATTERS--Tax Treatment of Policy Benefits.")

                       Any decrease in the Specified Amount will become effective on the Monthly Deduction Day coinciding with or immediately following the date the request is approved by the Company. The decrease will first reduce the Specified Amount provided by the most recent increase, then the next most recent increases successively, then the Specified Amount under the original application. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy in effect on the date of the decrease. A Specified Amount decrease will not reduce the Surrender Charge.

                       To apply for an increase, evidence of insurability satisfactory to the Company must be provided. Any approved increase will become effective on the Monthly Deduction Day coinciding with or immediately following the date the request is approved by the Company. An increase will not become effective, however, if the Policy's Accumulated Value on the effective date would not be sufficient to cover the deduction for the increased cost of the insurance for the next Policy Month. A Specified Amount increase is subject to its own Surrender Charge.

                        CHANGES IN INSURANCE PROTECTION. A Policyowner may increase or decrease the pure insurance protection provided by a Policy--the difference between the death benefit and the Accumulated Value--in one of several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments and, to a lesser extent, partially withdrawing Accumulated Value. Although the consequences of each of these methods will depend upon the individual circumstances, they may be summarized as follows:

                           (a) A decrease in the Specified Amount will,  subject
                              to the applicable specified amount factor limitations (see "POLICY BENEFITS--Death Proceeds-- DEATH BENEFIT OPTIONS"), decrease the pure insurance protection and the cost of insurance charges under the Policy without generally reducing the Accumulated Value.

                           (b)  An increase in the Specified Amount may increase
                              the amount of pure insurance protection, depending on the amount of Accumulated Value and the resultant applicable specified amount factor. If the insurance protection is increased, the cost of insurance charge generally will increase as well.

                           (c) If Option  B is  elected, an  increased level  of
                              premium payments will increase the Accumulated Value and reduce the pure insurance protection, until the Accumulated Value multiplied by the applicable specified amount factor exceeds the Specified Amount. Increased premiums should also increase the amount of funds available to keep the Policy in force.

                           (d) If  Option  B  is elected,  a  reduced  level  of
                              premium payments generally will increase the amount of pure insurance protection, depending on the applicable specified amount factor. It also will result in a reduced amount of Accumulated Value and will increase the possibility that the Policy will lapse.

                           (e)  A  partial  withdrawal  will  reduce  the  death
                              benefit. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") However, it only affects the amount of pure insurance protection if the death benefit payable is based on the specified amount factor, because otherwise the decrease in the benefit is offset by the amount of Accumulated Value withdrawn. The primary use of a partial withdrawal is to withdraw cash and reduce Accumulated Value.

                       In comparison, an increase in the death benefit due to the operation of the specified amount factor occurs automatically and is intended to help assure that the Policy remains qualified as life insurance under federal tax law. The calculation of the death benefit based upon the specified amount factor occurs only when the Accumulated Value of a Policy reaches a certain proportion of the Specified Amount (which may or may not occur). Additional premium payments, favorable investment performance and large initial premiums tend to increase the likelihood of the specified amount factor becoming operational after the first few Policy Years. Such increases will be temporary, however, if the investment performance becomes unfavorable and/or premium payments are stopped or decreased.

--------------------------------------------------------------------------------
ACCELERATED PAYMENTS
OF DEATH PROCEEDS
                       In the event that the Insured becomes terminally ill (as defined below), the Policyowner (if residing in a state that has approved such an endorsement) may, by written request and subject to the conditions stated below, have the Company pay all or a portion of the accelerated death benefit immediately to the Policyowner. If not attached to the Policy beforehand, the Company will issue an accelerated death benefit endorsement (the "Endorsement") providing for this right.
                       For this purpose, an Insured is terminally ill when a physician (as defined by the Endorsement) certifies that he or she has a life expectancy of 12 months or less.

                       The accelerated death benefit is equal to the Policy's death benefit as described on page 6, up to a maximum of $250,000 (the $250,000 maximum applies in aggregate to all policies issued by the Company on the Insured), less an amount representing a discount for 12 months at the interest rate charged for loans under the Policy. The accelerated death benefit does not include the amount of any death benefit payable under a rider that covers the life of someone other than the Insured.

                       In the event that there is a loan outstanding under the Policy on the date that the Policyowner requests a payment under the Endorsement, the accelerated death benefit is reduced by a portion of the outstanding loan in the same proportion that the requested payment under the Endorsement bears to the total death benefit under the Policy. If the amount requested by the Policyowner to be paid under the Endorsement is less than the total death benefit under the Policy and the Specified Amount of the Policy is equal to or greater than the minimum Specified Amount, the Policy will remain in force with all values and benefits under the Policy being reduced in the same proportion that the new Policy benefit bears to the Policy benefit before exercise of the Endorsement.

                       There are several other restrictions associated with the Endorsement. These are: (1) the Endorsement is not valid if the Policy is within five years of being matured, (2) the consent of any irrevocable beneficiary or assignee is required to exercise the Endorsement, (3) the Company reserves the right, in its sole discretion, to require the consent of the Insured or of any beneficiary, assignee, spouse or other party of interest before permitting the exercise of the Endorsement, (4) the Company reserves the right to obtain the concurrence of a second medical opinion as to whether any Insured is terminally ill and (5) the Endorsement is not effective where (a) the Insured or the Policyowner would be otherwise required by law to use the Endorsement to meet the claims of creditors, or (b) the Insured would be otherwise required by any government agency to exercise the Endorsement in order to apply for, obtain or keep a government benefit or entitlement.

                       The Endorsement will terminate at the earlier of the end of the grace period for which any premium is unpaid, upon receipt in the Home Office of a written request from the Policyowner to cancel the Endorsement or upon termination of the Policy.

                       Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, the Company believes that for federal income tax purposes, an accelerated death benefit payment received under an accelerated death benefit endorsement should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the insured under the Policy. However, the Policyowner should consult a qualified tax adviser about the consequences of adding this Endorsement to a Policy or requesting an accelerated death benefit payment under this Endorsement.
--------------------------------------------------------------------------------
BENEFITS AT MATURITY
                       If the Insured is alive and the Policy is in force on the Maturity Date, the Company will pay to the Policyowner the Policy's Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt. (See "POLICY BENEFITS--Loan Benefits--REPAYMENT OF POLICY DEBT.") Benefits at maturity may be paid in a lump sum or under a payment option. The Maturity Date is Attained Age 115.
--------------------------------------------------------------------------------
                       Death proceeds and Accumulated Value paid at maturity, or upon surrender or partial
PAYMENT OPTIONS
                       withdrawal of a Policy, may be paid in whole or in part under a payment option. There are currently five payment options available. Payments may also be made under any new payment option available at the time proceeds become payable. In addition, proceeds may be paid in any other manner acceptable to the Company.

                       An option may be designated in the application or by notifying the Company in writing at its Home Office. During the life of the Insured, the Policyowner may select a payment option; in addition, during that time the Policyowner may change a previously selected option by sending written notice to the Company requesting the cancellation of the prior option and the designation of a new option. If the Policyowner has not chosen an option prior to the Insured's death, the Beneficiary may choose an option. The Beneficiary may change a payment option by sending a written request to the Company, provided that a prior option chosen by the Policyowner is not in effect.

                       If no option is chosen, the Company will pay the proceeds of the Policy in one sum. The Company will also pay the proceeds in one sum if, (i) the proceeds are less than $2,000; (ii) periodic payments would be less than $20; or
                       (iii) the payee is an assignee, estate, trustee, partnership, corporation or association.

                       Amounts paid under a payment option are paid pursuant to a payment contract and will not depend upon the investment performance of the Variable Account. Proceeds applied under a payment option earn interest at a rate guaranteed to be no less than 3.0% compounded yearly. The Company may be crediting higher interest rates on the effective date of the payment contract. The Company may, but is not obligated to, declare additional interest to be applied to such funds.

                       If a payee dies, any remaining payments will be paid to a contingent payee. At the death of the last payee, the commuted value of any remaining payments will be paid to the last payee's estate. A payee may not withdraw funds under a payment option unless the Company has agreed to such withdrawal in the payment contract. The Company reserves the right to defer a withdrawal for up to six months and to refuse to allow partial withdrawals of less than $250.

                       Payments under Options 2, 3, 4 or 5 will begin as of the date of the Insured's death, on surrender or on the Maturity Date. Payments under Option 1 will begin at the end of the first interest period after the date proceeds are otherwise payable.

                            OPTION 1--INTEREST INCOME. Periodic payments of interest earned from the proceeds will be paid.
                           Payments can be annual, semi-annual, quarterly or monthly, as selected by the payee, and will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly. The payee may withdraw all or part of the proceeds at any time.

                            OPTION 2--INCOME FOR A FIXED TERM. Periodic payments will be made for a fixed term not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly. Guaranteed amounts payable under the plan will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly.

                            OPTION 3--LIFE INCOME WITH TERM CERTAIN. Equal periodic payments will be made for a guaranteed minimum period elected. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 0, 5, 10, 15 or 20 years. Guaranteed amounts payable under this plan will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly.

                            OPTION 4--INCOME OF A FIXED AMOUNT. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly. The amount paid each period must be at least $20 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. Unpaid proceeds will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly.

                            OPTION 5--JOINT AND TWO-THIRDS SURVIVOR MONTHLY LIFE INCOME. Equal monthly payments will be made for as long as two payees live. The guaranteed amount payable under this plan will earn interest at a minimum rate of 3.0% compounded yearly. When one payee dies, payments of two-thirds of the original monthly payment will be made to the surviving payee. Payments will stop when the surviving payee dies.

                            ALTERNATE  PAYMENT  OPTION. In  lieu  of one  of the
                            above options, the accumulated value, net  surrender
                           value or death benefit, as applicable, may be settled under any other payment option made available by the Company or requested and agreed to by the Company.
--------------------------------------------------------------------------------
                   CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
                       Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, for distributing and administering the Policy, for applicable taxes and for assuming certain risks in connection with the Policy. The nature and amount of these charges are described more fully below.
--------------------------------------------------------------------------------
PREMIUM EXPENSE
CHARGE
                       Prior to allocation of Net Premiums among the Subaccounts and the Declared Interest Option, premiums paid will be reduced by a premium expense charge. The premium less the premium expense charge equals the Net Premium.
                       The premium expense charge is 7.0% of each premium up to the Target Premium (or 2% for each premium over the Target Premium) and is intended to compensate the Company for expenses incurred in distributing the Policy, including agent sales commissions, the cost of printing prospectuses and sales literature, and advertising costs and to compensate for the amount the Company considers necessary to pay all taxes on premiums received by insurance companies imposed by various states and subdivisions thereof. Premium taxes charged by the various states currently range from 1% to 3%.

                       The premium expense charge in any Policy Year is not necessarily related to actual distribution expenses in that year. Instead, the Company expects to incur the majority of distribution expenses in the early Policy Years and to recover any deficiency over the life of the Policy and from the Company's general assets, including amounts derived from the mortality and expense risk charge.
--------------------------------------------------------------------------------
MONTHLY DEDUCTION
                       Charges will be deducted monthly from the Accumulated Value of each Policy ("monthly deduction") to compensate the Company for the cost of insurance coverage and any additional benefits added by rider (See "GENERAL PROVISIONS-- Additional Insurance Benefits"), for underwriting and start-up expenses in connection with issuing a Policy and for certain administrative costs. The monthly deduction will be deducted on the Policy Date and on each Monthly Deduction Day. (If the Monthly Deduction Day falls on Thanksgiving, the Friday following Thanksgiving or the weekend following Thanksgiving, the monthly deduction will be deducted on the preceding Business Day.) It will be deducted from the Declared
                       Interest Option and each Subaccount in the same proportion that the Policy's Net Accumulated Value in the Declared Interest Option and the Policy's Accumulated Value in each Subaccount bear to the total Net Accumulated Value of the Policy. For purposes of making deductions from the Declared Interest Option and the Subaccounts, Accumulated Values will be determined as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day. (If the Monthly Deduction Day falls on Thanksgiving, the Friday following Thanksgiving or the weekend following Thanksgiving, Accumulated Values will be determined as of the end of the preceding Business Day.) Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.
                       The monthly deduction will be made on the Business Day coinciding with or immediately following each Monthly Deduction Day and will equal:

                           (a) the cost of insurance for the Policy; plus

                           (b) the cost of any optional insurance benefits added
                              by rider; plus

                           (c) the monthly policy expense charge.

                       During the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge.

                        COST OF INSURANCE. This charge is designed to compensate the Company for the anticipated cost of paying death proceeds to Beneficiaries of those Insureds who die prior to the Maturity Date. The cost of insurance is determined on a monthly basis, and is determined separately for the initial Specified Amount and for any subsequent increases in Specified Amount. The Company will determine the monthly cost of insurance charge by dividing the applicable cost of insurance rate, or rates, by 1,000 and multiplying the result by the net amount at risk for each Policy Month.

                        NET AMOUNT AT RISK. Under Option A the net amount at risk for a Policy Month is equal to (a) divided by (b), and under Option B the net amount at risk for a Policy Month is equal to (a) divided by (b), minus (c), where:

                           (a) is the Specified Amount;

                           (b) is 1.0032737;(1) and

                           (c) is the Accumulated Value.

                       The Specified Amount and the Accumulated Value will be determined as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day.

                       The net amount at risk is determined separately for the initial Specified Amount and any increases in Specified Amount. In determining the net amount at risk for each Specified Amount, the Accumulated Value will be first considered a part of the initial Specified Amount. If the Accumulated Value exceeds the initial Specified Amount, it will be considered to be a part of any increase in the Specified Amount in the same order as the increases occurred.

                        COST OF INSURANCE RATE. The cost of insurance rate for the initial Specified Amount will be based on the
                       Insured's sex, premium class and Attained Age. For any increase in Specified Amount, the cost of insurance rate will be based on the Insured's sex, premium class and age at last birthday on the effective date of the increase. Actual cost of insurance rates may change and will be determined by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Non-Smoker and Smoker Mortality Table. Current cost of insurance rates are generally less than the guaranteed maximum rates. Any change in the cost of insurance rates will apply to all persons of the same age, sex and premium class whose Policies have been in force the same length of time.

                       The cost of insurance rates generally increase as the Insured's Attained Age increases. The premium class of an Insured also will affect the cost of insurance rate. The Company currently places Insureds into a standard premium class or into premium classes involving a higher mortality risk. In an otherwise identical Policy, Insureds in the standard premium class will have a lower cost of insurance rate than those in premium classes involving higher mortality risk. The standard premium class is also divided into two categories: tobacco and non-tobacco. (The Company may offer preferred classes in addition to the standard tobacco and non-tobacco classes.) Non-tobacco-using Insureds will generally have a lower cost of insurance rate than similarly situated Insureds who use tobacco, and preferred Insureds will generally have a lower cost of insurance rate than similarly situated standard Insureds.

                       The cost of insurance rate is determined separately for the initial Specified Amount and for the amount of any increase in Specified Amount. In calculating the cost of insurance charge, the rate for the premium class on the Policy Date will be applied to the net amount at risk for the initial Specified Amount; for each increase in Specified Amount, the rate for the premium class
                       applicable    to    the    increase    will    be   used.

--------------
(1)Dividing by 1.0032737 reduces the net amount at risk, solely for the purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%.

                       However, if the death benefit is calculated as the Cash Value times the specified amount factor, the rate for the premium class for the most recent increase that required evidence of insurability will be used for the amount of death benefit in excess of the total Specified Amount.

                        ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See "GENERAL PROVISIONS--Additional Insurance Benefits.")

                        MONTHLY POLICY EXPENSE CHARGE. The Company has primary responsibility for the administration of the Policy and the Variable Account. Policy expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash withdrawals, surrenders and Policy changes, and reporting and overhead costs. As reimbursement for policy expenses related to the maintenance of each Policy and the Variable Account, the Company assesses a monthly policy expense charge against each Policy. This charge currently is $5.00 per Policy Month and is guaranteed not to exceed $7 per Policy Month.

                        FIRST YEAR MONTHLY ADMINISTRATIVE CHARGE. Monthly administrative charges will be deducted from Accumulated
                       Value as part of the monthly deduction during the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount. The charge will compensate the Company for first year underwriting, processing and start-up expenses incurred in connection with the Policy and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Insured's premium class, and establishing policy records. The first year monthly administrative charge currently is $0.05 per $1,000 of Specified Amount, or increase in Specified Amount and is guaranteed not to exceed $0.07 per $1,000 of Specified Amount.

                        FIRST YEAR MONTHLY EXPENSE CHARGE. A monthly expense charge will be deducted from Accumulated Value as part of the monthly deduction during the first twelve Policy Months. This charge currently is $5 per Policy Month and is guaranteed not to exceed $7 per Policy Month.
--------------------------------------------------------------------------------
TRANSFER CHARGE
                       A transfer charge of $25 may be imposed for the second and each subsequent transfer during a Policy Year to compensate the Company for the costs in effectuating the transfer. The transfer charge, unless paid in cash, will be deducted from the amount transferred. Once a Policy is issued, the amount of this charge is guaranteed for the life of the Policy. The transfer charge will not be imposed on transfers that occur as a result of Policy Loans, the exercise of the special transfer privilege or the initial allocation of Accumulated Value among the Subaccounts and the Declared Interest Option following acceptance of the Policy by the Policyowner.
                       Currently there is no charge for changing the net premium allocation instructions.
--------------------------------------------------------------------------------
PARTIAL WITHDRAWAL
FEE
                       Upon partial withdrawal of a Policy, a fee equal to the lesser of $25 or 2% of the amount withdrawn will be assessed to compensate the Company for costs incurred in accomplishing the withdrawal. The fee will be deducted from Accumulated Value.
--------------------------------------------------------------------------------
SURRENDER CHARGE
                       At the time of surrender, a Surrender Charge will apply during the first six Policy Years, as well as during the first six years following an increase in Specified Amount. The Surrender Charge is an amount per $1,000 of Specified Amount, declining to $0 in the seventh year. The Surrender Charge varies by age, sex, underwriting category and Policy Year. The Surrender Charge is level within each Policy Year. At the time of a requested decrease in Specified Amount, the full original Surrender Charge stays in place. The Surrender Charge may be waived after the first Policy Year if the insured is terminally ill or stays in a qualified nursing care center for 90 days.
                       At the time of a partial withdrawal, no Surrender Charge applies.
--------------------------------------------------------------------------------
VARIABLE ACCOUNT
CHARGES
                        MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily mortality and expense risk charge from each
                       Subaccount at an effective annual rate of 0.90% of the average daily net assets of the Subaccounts and is guaranteed not to exceed 1.05% of the average daily net assets of the Subaccounts.

                       The mortality risk assumed by the Company is that Insureds may die sooner than anticipated and therefore, the Company may pay an aggregate amount of life insurance proceeds greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

                        FEDERAL TAXES. Currently no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. The Company may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Account may also be made. (See "FEDERAL TAX MATTERS--Taxation of the Company.")

                        INVESTMENT OPTION EXPENSES. The value of net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The investment advisory fee and other expenses applicable to each Investment Option are listed in the "SUMMARY OF THE POLICY" and described in the prospectus for each Fund's Investment Option.
--------------------------------------------------------------------------------
                   THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------
                       Policyowners may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE DECLARED INTEREST OPTION HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE DECLARED INTEREST OPTION HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE DECLARED INTEREST OPTION NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS RELATING TO THE DECLARED INTEREST OPTION. DISCLOSURES REGARDING THE DECLARED INTEREST OPTION MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.
--------------------------------------------------------------------------------
GENERAL DESCRIPTION
                       The Declared Interest Option is supported by the General Account. The General Account consists of all assets owned by the Company other than those in the Variable Account and other separate accounts. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account.
                       A Policyowner may elect to allocate Net Premiums to the Declared Interest Option, the Variable Account, or both. The Policyowner may also transfer Accumulated Value from the Subaccounts to the Declared Interest Option, or from the Declared Interest Option to the Subaccounts. The allocation or transfer of funds to the Declared Interest Option does not entitle a Policyowner to share in the investment experience of the General Account. Instead, the Company guarantees that Accumulated Value in the Declared Interest Option will accrue interest at an effective annual rate of at least 4.0%, independent of the actual investment experience of the General Account.
--------------------------------------------------------------------------------
THE POLICY
                       This Prospectus describes a flexible premium variable life insurance policy. This Prospectus is generally intended to serve as a disclosure document for the aspects of the Policy involving the Variable Account. For complete details regarding the Declared Interest Option, see the Policy itself.

--------------------------------------------------------------------------------
DECLARED INTEREST
OPTION ACCUMULATED
VALUE
                       Net premiums allocated to the Declared Interest Option are credited to the Policy. The Company bears the full investment risk for these amounts. The Company guarantees that interest credited to each Policyowner's Accumulated Value in the Declared Interest Option will not be less than an effective annual rate of 4.0%. The Company may, in its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4.0% per year, and might not do so. Any interest credited on the Policy's Accumulated Value in the Declared Interest Option in excess of the guaranteed rate of 4.0% per year will be determined in the sole discretion of the Company and may be changed at any time by the Company, in its sole discretion. The Policyowner assumes the risk that the interest credited may not exceed the guaranteed minimum rate of 4.0% per year. The interest credited to the Policy's Accumulated Value in the Declared Interest Option that equals Policy Debt may be greater than 4.0%, but will in no event be greater than the current effective loan interest rate minus no more than 3.0%. From time to time, the Company may allow, by Company practice, a loan spread of 0% on the gain in a Policy in effect a minimum of ten years. The Accumulated Value in the Declared Interest Option will be calculated no less frequently than each Monthly Deduction Day.
                       The Company guarantees that, at any time prior to the Maturity Date, the Accumulated Value in the Declared Interest Option will not be less than the amount of the Net Premiums allocated or Accumulated Value transferred to the Declared Interest Option, plus interest at the rate of 4.0% per year, plus any excess interest which the Company credits, less the sum of all policy charges allocable to the Declared Interest Option and any amounts deducted from the Declared Interest Option in connection with partial withdrawals or transfers to the Variable Account.
--------------------------------------------------------------------------------
TRANSFERS, PARTIAL
WITHDRAWALS,
SURRENDERS AND POLICY
LOANS
                       Amounts may be transferred between the Subaccounts and the Declared Interest Option. A transfer charge of $25 may be imposed in connection with the transfer unless such transfer is the first transfer requested by the Policyowner during such Policy Year. Unless paid in cash, the transfer charge will be deducted from the amount transferred. A Policyowner may make only one transfer between the Variable Account and the Declared Interest Option in each Policy Year. No more than 50% of the Net Accumulated Value in the Declared Interest Option may be transferred from the Declared Interest Option unless the balance in the Declared Interest Option immediately after the transfer will be less than $1,000. If the balance in the Declared Interest Option after a transfer would be less than $1,000, the full Net Accumulated Value in the Declared Interest Option may be transferred. A Policyowner may also make partial withdrawals, surrenders and obtain Policy Loans from the Declared Interest Option at any time prior to the Policy's Maturity Date. Transfers, partial withdrawals and surrenders from, and payments of Policy Loans allocated to, the Declared Interest Option may be delayed for up to six months.
--------------------------------------------------------------------------------
                   GENERAL PROVISIONS
--------------------------------------------------------------------------------
THE CONTRACT
                       The Policy is issued in consideration of the statements in the application and the payment of the initial premium. The Policy, the application, and any supplemental applications and endorsements make up the entire contract. In the absence of fraud, the statements made in an application or supplemental application will be treated as representations and not as warranties. No statement will void the Policy or be used in defense of a claim unless contained in the application or any supplemental application.
--------------------------------------------------------------------------------
INCONTESTABILITY
                       The Policy is incontestable, except for fraudulent statements made in the application or supplemental applications, after it has been in force during the lifetime of the Insured for two years from the Policy Date or date of reinstatement. Any increase in Specified Amount will be incontestable only after it has been in force during the lifetime of the Insured for two years from the effective date of the increase.
--------------------------------------------------------------------------------
CHANGE OF PROVISIONS
                       The Company reserves the right to change the Policy, in the event of future changes in the federal tax law, to the extent required to maintain the Policy's qualification as life insurance under federal tax law. Except as provided in the foregoing paragraph, no one can change any part of the Policy except the Policyowner and the President, a Vice President, the Secretary or an Assistant Secretary of the Company. Both must agree to any change and such change must be in writing. No agent may change the Policy or waive any of its provisions.
--------------------------------------------------------------------------------
MISSTATEMENT OF AGE
OR SEX
                       If the Insured's age or sex was misstated in the application, each benefit and any amount to be paid under the Policy will be adjusted to reflect the correct age and sex.
--------------------------------------------------------------------------------
SUICIDE EXCLUSION
                       If the Policy is in force and the Insured commits suicide, while sane or insane, within one year from the Policy Date, life insurance proceeds payable under the Policy will be limited to all premiums paid, reduced by any outstanding Policy Debt and any partial withdrawals, and increased by any unearned loan interest. If the Policy is in force and the Insured commits suicide, while sane or insane, within one year from the effective date of any increase in Specified Amount, any increase in the death benefit resulting from the requested increase in specified amount will not be paid. Instead, the Company will refund to the Policyowner an amount equal to the total cost of insurance applied to the increase.
--------------------------------------------------------------------------------
ANNUAL REPORT
                       At least once each year, an annual report will be sent to each Policyowner. The report will show the current death benefit, the Accumulated Value in each Subaccount and in the Declared Interest Option, outstanding Policy Debt and premiums paid, partial withdrawals made and charges assessed since the last report. The report will also include any other information required by state law or regulation. Further, the Company will send the Policyowner the reports required by the Investment Company Act of 1940.
--------------------------------------------------------------------------------
NON-PARTICIPATION
                       The Policy does not participate in the Company's profits or surplus earnings. No dividends are payable.
--------------------------------------------------------------------------------
OWNERSHIP OF ASSETS
                       The Company shall have the exclusive and absolute ownership and control over assets, including the assets of the Variable Account.
--------------------------------------------------------------------------------
WRITTEN NOTICE
                       Any written notice should be sent to the Company at its Home Office. The notice should include the policy number and the Insured's full name. Any notice sent by the
                       Company to a Policyowner will be sent to the address shown in the application unless an appropriate address change form has been filed with the Company.
--------------------------------------------------------------------------------
POSTPONEMENT OF
PAYMENTS
                       The Company will usually mail the proceeds of complete surrenders, partial withdrawals and Policy Loans within seven days after the Policyowner's signed request is received at the Home Office. The Company will usually mail death proceeds within seven days after receipt of Due Proof of Death and maturity benefits within seven days of the Maturity Date. However, payment of any amount upon surrender or partial withdrawal, payment of any Policy Loan, and payment of death proceeds or benefits at maturity may be postponed whenever:
                           a)  the New York Stock Exchange is closed other  than
                              customary weekend and holiday closings, or trading
                              on  the New  York Stock Exchange  is restricted as
                              determined  by   the   Securities   and   Exchange
                              Commission;

                           b)   the Securities and  Exchange Commission by order
                              permits  postponement   for  the   protection   of
                              Policyowners; or

                           c)    an  emergency  exists,  as  determined  by  the
                              Securities and Exchange Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

                       Transfers    may   also   be    postponed   under   these
                       circumstances.

                       Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.
--------------------------------------------------------------------------------
CONTINUANCE OF
INSURANCE
                       The insurance under a Policy will continue until the earliest of:
                           a)  the end of the Grace Period following the Monthly
                              Deduction Day on which the Net Accumulated Value during the first three Policy Years, or Net Surrender Value after three Policy Years, is less than the monthly deduction for the following Policy Month;
                           b)   the  date the Policyowner  surrenders the Policy
                              for its entire Net Accumulated Value;

                           c)  the death of the Insured; or

                           d)  the Maturity Date.

                       Any rider to a Policy will terminate on the date specified in the rider.
--------------------------------------------------------------------------------
OWNERSHIP
                       The  Policy  belongs  to  the  Policyowner.  The original
                       Policyowner is the person named as owner in the application. Ownership of the Policy may change according to the ownership option selected as part of the original application or by a subsequent endorsement to the Policy. During the Insured's lifetime, all rights granted by the Policy belong to the Policyowner, except as otherwise provided for in the Policy.
                       Special ownership rules may apply if the Insured is under legal age (as defined by state law in the state in which the Policy is delivered) on the Policy Date.

                       The Policyowner may assign the Policy as collateral security. The Company assumes no responsibility for the validity or effect of any collateral assignment of the Policy. No assignment will bind the Company unless in writing and until received by the Company at its Home Office. The assignment is subject to any payment or action taken by the Company before it received the assignment at the Home Office.
--------------------------------------------------------------------------------
THE BENEFICIARY
                       The primary Beneficiaries and contingent Beneficiaries are designated by the Policyowner in the application. If changed, the primary Beneficiary or contingent Beneficiary is as shown in the latest change filed with the Company. One or more primary or contingent Beneficiaries may be named in the application. In such case, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless requested otherwise by the Policyowner.
                       Unless a payment option is chosen, the proceeds payable at the Insured's death will be paid in a lump sum to the primary Beneficiary. If the primary Beneficiary dies before the Insured, the proceeds will be paid to the contingent Beneficiary. If no Beneficiary survives the Insured, the proceeds will be paid to the Policyowner or the Policyowner's estate.
--------------------------------------------------------------------------------
CHANGING THE
POLICYOWNER OR
BENEFICIARY
                       During the Insured's life, the Policyowner and the Beneficiary may be changed. To make a change, written request must be sent to the Company at its Home Office. The request and the change must be in a form satisfactory to the Company and must actually be received and recorded by the Company. The change will take effect as of the date the request is signed by the Policyowner. The change will be subject to any payment made before the change is recorded by the Company. The Company may require return of the Policy for endorsement.
--------------------------------------------------------------------------------
ADDITIONAL INSURANCE
                       Subject to certain requirements, one or more of the following additional insurance
BENEFITS
                       benefits may be added to a Policy by rider: (i) Cost of Living Increase; (ii) Waiver of Charges; (iii) Other
                       Adult Universal Life Insurance; (iv) Children's Term Insurance and (v) Guaranteed Insurability Option. The cost of any additional insurance benefits will be deducted as part of the monthly deduction. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") Detailed information concerning available riders may be obtained from the agent selling the Policy.

--------------------------------------------------------------------------------
                   DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------
                       The Policies will be sold by individuals who in addition to being licensed as life insurance agents for the Company, are registered representatives of the principal underwriter of the Policies, EquiTrust Marketing, a broker-dealer having a selling agreement with EquiTrust Marketing or a broker-dealer having a selling agreement with such broker-dealer. EquiTrust Marketing (formerly FBL Marketing Services, Inc.), a corporation organized on May 7, 1970, under the laws of the State of Delaware, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. EquiTrust Marketing currently receives annual compensation of $100 per registered representative for acting as principal underwriter.

                       For Policies sold in states other than Kansas, writing agents will receive commissions based on a commission schedule and rules. The Company may pay agents first year commissions at a rate not exceeding 50% of Target Premiums and 4% above Target Premiums paid in the first Policy Year. Agents will be paid renewal commissions at a rate equal to 5% of Target Premiums and 4% above Target Premiums paid after the first Policy Year. Additional commissions at a rate not exceeding 50% of the increase in Target Premiums may be paid during the first year following an increase in Specified Amount.

                       For Policies sold in Kansas, writing agents will receive commissions based on a commission schedule and rules. The Company may pay agents first year commissions at a rate not exceeding 60% of Target Premiums and 3% above Target Premiums paid in the first Policy Year. Agents will be paid renewal commissions at a rate equal to 4% of Target Premiums and 3% above Target Premiums paid after the first Policy Year. Additional commissions at a rate not exceeding 60% of the increase in Target Premiums may be paid during the first year following an increase in Specified Amount.

                       These commissions (and other distribution expenses, such as production incentive bonuses, agent's insurance and pensions benefits, agency management compensation and bonuses and expense allowances) are paid by the Company. They do not result in any additional charges against the Policy that are not described above under "CHARGES AND DEDUCTIONS."
--------------------------------------------------------------------------------
                   FEDERAL TAX MATTERS
--------------------------------------------------------------------------------
INTRODUCTION
                       The following discussion is general and is not intended as tax advice. Any person concerned about these tax considerations should consult a competent tax adviser. This discussion is based on the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations, and various changes have been proposed that would alter these laws in ways that would have significant adverse impacts. It should be further understood that the following discussion is not exhaustive and does not purport to be complete or to cover all situations and that special rules not described in this Prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.
--------------------------------------------------------------------------------
TAX STATUS OF THE
POLICY
                       Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") includes a definition of a life insurance contract for federal tax purposes. The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations interpreting and implementing section 7702 and has issued proposed regulations on certain aspects of section 7702. If a Policy were determined not to be a life insurance contract for purposes of section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

                       With respect to a Policy issued exclusively on the basis of a standard premium class, while there is some uncertainty due to the limited guidance on section 7702, the Company believes that in light of the proposed regulations such a Policy should meet the section 7702 definition of a life insurance contract. However, with respect to a Policy issued in whole or in part on a substandard basis (i.e., a premium class involving higher than standard mortality risk), it is not clear whether or not such a Policy would satisfy section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy section 7702, the Company will take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, the Company reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under section 7702.

                       Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. The Variable Account, through each Fund, intends to comply with the diversification requirements prescribed in Regulations section 1.817-5, which affect how each Fund's assets may be invested. Although the investment adviser of EquiTrust Variable Insurance Series Fund is an affiliate of the Company, the Company does not have control over the Fund or its investments. Nonetheless, the Company believes that each Investment Option in which the Variable Account owns shares will be operated in compliance with the requirements prescribed by the Treasury.

                       In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (I.E., the Policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

                       The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, a Policyowner has additional flexibility in allocating premium payments and policy values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Variable Account.

                       The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.
--------------------------------------------------------------------------------
TAX TREATMENT OF
POLICY BENEFITS
                        IN GENERAL. The Company  believes that the proceeds  and
                        cash  value increases of a Policy should be treated in a
                         manner consistent with a fixed-benefit life insurance
                       policy for federal income  tax purposes. Thus, the  death
                       benefit under the Policy should be excludable from the gross income of the Beneficiary under section 101(a)(l) of the Code.

                       A change in a Policy's Specified Amount, the payment of an unscheduled premium, a Policy loan, a partial withdrawal, a surrender, a lapse with outstanding indebtedness, a change in death benefit options, the exchange of a Policy for a fixed-benefit policy (see "THE POLICY--Special Transfer Privilege") and the assignment of a Policy or the exercise of the right to change Policyowners (see "GENERAL PROVISIONS-- Changing the Policyowner or Beneficiary") may have tax consequences depending upon the circumstances. In addition, federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Policyowner or Beneficiary. A competent tax adviser should be consulted for further information.

                       Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, the Company believes that for federal income tax purposes, an accelerated death benefit payment received under an accelerated death benefit endorsement should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the insured under the Policy. However, the Policyowner should consult a qualified tax adviser about the consequences of adding this Endorsement to a Policy or requesting an accelerated death benefit payment under this Endorsement.

                       The Company further believes that an exchange of a fixed-benefit policy issued by the Company for a Policy as provided under "THE POLICY--Exchange Privilege" generally should be treated as a non-taxable exchange of life insurance policies within the meaning of section 1035 of the Code. However, in certain circumstances, the exchanging owner may receive a cash distribution that might have to be recognized as income to the extent there was gain in the fixed-benefit policy. Moreover, to the extent a fixed-benefit policy with an outstanding loan is exchanged for an unencumbered Policy, the exchanging owner could recognize income at the time of the exchange up to the amount of such loan (including any due and unpaid interest on such loan). An exchanging owner should consult a tax adviser as to whether an exchange of a fixed-benefit policy for the Policy will have tax consequences to such owner.

                       The Policies may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if it is contemplated that a Policy may be used in any arrangement the value of which depends in part on its tax consequences, a qualified tax adviser should be consulted regarding the tax attributes of the particular arrangement.

                       Generally, the Policyowner will not be deemed to be in constructive receipt of the cash value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract."

                       Whether a Policy is or is not a modified endowment contract, upon a complete surrender or lapse of a Policy, or when benefits are paid at such Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

                        MODIFIED ENDOWMENT CONTRACTS. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the cash value at the time of such change and the additional premiums paid in the seven policy years starting with the date on which the material change occurs.

                       Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective Policyowner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a Policyowner should contact a competent tax adviser before paying any unscheduled premiums or changing the planned premium schedule or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

                        DISTRIBUTIONS   FROM  POLICIES  CLASSIFIED  AS  MODIFIED
                        ENDOWMENT CONTRACTS.  Policies  classified  as  modified
                       endowment contracts are subject to the following tax rules: First, all distributions, including distributions upon surrender and benefits paid at maturity, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the cash value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. In this regard, the Internal Revenue Service could take the position that capitalized interest on such loans are to be treated as a taxable distribution. Third, a 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Policyowner attains age 59 1/2, is attributable to the Policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary.

                       If a Policy becomes a modified endowment contract after it is issued, distributions made during the policy year in which it becomes a modified endowment contract, distributions in any subsequent policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

                        DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the policy (described below) and then, only after the return of all such investment in the policy, as distributing taxable income. An exception to this general rule occurs in the case of a partial withdrawal, a decrease in the Specified Amount, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policyowner in order for the Policy to continue complying with the section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in section 7702.

                       Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner.

                       Finally, neither distributions (including distributions upon surrender or lapse) nor loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional tax.

                        POLICY LOAN INTEREST. Interest paid on any loan under a Policy may not be deductible. Therefore, a Policyowner should consult a competent tax adviser before deducting any Policy loan interest.

                        INVESTMENT IN THE POLICY. Investment in the policy means
                        (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus
                       (iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Policyowner.

                        MULTIPLE POLICIES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under section 72(e).
--------------------------------------------------------------------------------
TAXATION OF THE
COMPANY
                       At the present time, the Company makes no charge to the Variable Account, or to the Policy for any Federal, state or local taxes (other than state premium taxes) that it incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Variable Account or to the Policies.
--------------------------------------------------------------------------------
EMPLOYMENT-RELATED
BENEFIT PLANS
                       The Supreme Court held in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policy described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of NORRIS, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.
--------------------------------------------------------------------------------
                   ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
SAFEKEEPING OF THE
VARIABLE ACCOUNT'S
ASSETS
                       The Company holds the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the General Account. The Company maintains records of all purchases and redemptions of shares by each Investment Option for each corresponding Subaccount. Additional protection for the assets of the Variable Account is afforded by a blanket fidelity bond issued by Chubb Insurance Group in the amount of $5,000,000 covering all the officers and employees of the Company.
--------------------------------------------------------------------------------
VOTING RIGHTS
                       To the extent required by law, the Company will vote the Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and, as a result, the Company determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.
                       The number of votes which a Policyowner has the right to instruct are calculated separately for each Subaccount and are determined by dividing a Policy's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Investment Option in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Investment Option which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at such meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by each Fund. Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Investment Option.

                       The Company will vote Fund shares attributable to Policies as to which no timely instructions are received (as well as any Fund shares held in the Variable Account which are not attributable to Policies) in proportion to the voting instructions which are received with respect to all Policies participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a PRO RATA basis to reduce the votes eligible to be cast on a matter.

                       Fund shares may also be held by separate accounts of other affiliated and unaffiliated insurance companies. The Company expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurance companies. Voting instructions given by owners of other insurance policies will dilute the effect of voting instructions of Policyowners.

                        DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of an Investment Option or to approve or disapprove an investment advisory contract for an Investment Option. In addition, the Company itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of an Investment Option if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on the General Account in that the proposed investment policy for an Investment Option may result in overly speculative or unsound investments. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.
--------------------------------------------------------------------------------
STATE REGULATION OF
THE COMPANY
                       The Company, a stock life insurance company organized under the laws of Iowa, is subject to regulation by the Iowa Insurance Department. An annual statement is filed with the Iowa Insurance Department on or before March lst of each year covering the operations and reporting on the financial condition of the Company as of December 31st of the preceding year. Periodically, the Iowa Insurance Department examines the liabilities and reserves of the Company and the Variable Account and certifies their adequacy, and a full examination of operations is conducted periodically by the National Association of Insurance Commissioners.
                       In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

--------------------------------------------------------------------------------
OFFICERS AND
DIRECTORS OF FARM
BUREAU LIFE INSURANCE
COMPANY

NAME AND POSITION               PRINCIPAL OCCUPATION
  WITH THE COMPANY*             LAST FIVE YEARS**
------------------------------  --------------------------------------------------
Kenneth R. Ashby, Director      Farmer; President, Utah Farm Bureau Federation and
                                affiliated companies and Ashby's Valley View
                                Farms; Vice President and Director, Utah Farm
                                Bureau Insurance Co.; Director, Millard County
                                Water Conservancy District, American Farm Bureau
                                Federation and affiliated companies, Multi States
                                Farmers Service Co., FBL Financial Group, Inc. and
                                Universal Assurors Life Insurance Company
Al Christopherson, Director     Farmer; President, Minnesota Farm Bureau
                                Federation; Director, FBL Financial Group, Inc.,
                                Universal Assurors Life Insurance Company, Farm
                                Bureau Mutual Insurance Company and FBL Insurance
                                Brokerage, Inc.
Ernest A. Glienke, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                Company, FBL Insurance Brokerage, Inc., Utah Farm
                                Bureau Insurance Company and FBL Financial
                                Services, Inc.
Philip A. Hemesath, Director    Farmer
Craig D. Hill, Director         Farmer; President, CAPA Hill, Inc.; Director, Farm
                                Bureau Mutual Insurance Company, FBL Insurance
                                Brokerage, Inc., Utah Farm Bureau Insurance
                                Company and FBL Financial Services, Inc.
Daniel L. Johnson, Director     Farmer; Farm Bureau Mutual Insurance Company, FBL
                                Insurance Brokerage, Inc. and FBL Financial
                                Services, Inc.
Richard G. Kjerstad, Director   Farmer; President and Director, South Dakota Farm
                                Bureau Federation and South Dakota Farm Bureau
                                Mutual Insurance Company; Director, FBL Financial
                                Group, Inc. and Universal Assurors Life Insurance
                                Company

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
  Des Moines, Iowa 50266.
** The principal  occupation shown  reflects the  principal employment  of  each individual during the past five years.
  Corporate positions may, in some instances, have changed during the period.

NAME AND POSITION               PRINCIPAL OCCUPATION
  WITH THE COMPANY*             LAST FIVE YEARS**
------------------------------  --------------------------------------------------
Lindsey D. Larsen, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                Company, FBL Insurance Brokerage, Inc., Utah Farm
                                Bureau Insurance Company and FBL Financial
                                Services, Inc.
David R. Machacek, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                Company, FBL Insurance Brokerage, Inc., and FBL
                                Financial Services, Inc.
Donald O. Narigon, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                Company, FBL Insurance Brokerage, Inc., and FBL
                                Financial Services, Inc.
Bryce P. Neidig, Director       Farmer; President, Nebraska Farm Bureau
                                Federation, Nebraska Farm Bureau Services, Inc.,
                                Farm Bureau Insurance Company of Nebraska,
                                Nebraska Farm Bureau Insurance Agency, Inc.;
                                Director, American Agriculture Insurance Company,
                                American Agriculture Insurance Agency, Inc.,
                                American Farm Bureau Service Company, American
                                Farm Bureau Federation, American Agricultural
                                Communications Systems, Inc., Western Agricultural
                                Insurance Co., Western Agricultural Management
                                Corp., FBL Financial Group, Inc., Blue Cross/Blue
                                Shield of Nebraska and Universal Assurors Life
                                Insurance Company
Charles E. Norris, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                Company, FBL Insurance Brokerage, Inc. and FBL
                                Financial Services, Inc.
Keith R. Olsen, Director        Farmer
Bennett M. Osmonson, Director   Farmer
Howard D. Poulson, Director     Farmer; President, Wisconsin Farm Bureau
                                Federation, Rural Mutual Insurance Company and
                                Midwest Livestock Producers; Director, FBL
                                Financial Group, Inc. and Universal Assurors Life
                                Insurance Company
Sally A. Puttmann, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                Company, FBL Insurance Brokerage, Inc. and FBL
                                Financial Services, Inc.

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
  Des Moines, Iowa 50266.
** The principal  occupation shown  reflects the  principal employment  of  each individual during the past five years.
  Corporate positions may, in some instances, have changed during the period.

NAME AND POSITION               PRINCIPAL OCCUPATION
  WITH THE COMPANY*             LAST FIVE YEARS**
------------------------------  --------------------------------------------------
Beverly L. Schnepel, Director   Farmer; Director, Farm Bureau Mutual Insurance
                                Company, FBL Insurance Brokerage, Inc. and FBL
                                Financial Services, Inc.
F. Gary Steiner, Director       Farmer; Director, Wisconsin Farm Bureau Insurance
                                Company and Bank of Alma (Alma, WI)
Edward M. Wiederstein,          Farmer; Chairman and Director, FBL Financial
  President and Director        Group, Inc.; President and Director, Iowa Farm
                                Bureau Federation, FBL Insurance Brokerage, Inc.,
                                Farm Bureau Mutual Insurance Company, Utah Farm
                                Bureau Insurance Company, FBL Financial Services,
                                Inc., Universal Assurors Life Insurance Company
                                and Farm Bureau Agricultural Business Corporation;
                                Director, Multi-Pig Corporation, Western
                                Agricultural Insurance Company, Western Ag
                                Insurance Agency, Inc., Western Farm Bureau Life
                                Insurance Company and American Ag Insurance
                                Company
Craig A. Lang, Vice President   Farmer; Director, Growmark, Inc., Western Farm
  and Director                  Bureau Life Insurance Company, Utah Farm Bureau
                                Insurance Company, Vice President and Director,
                                Farm Bureau Mutual Insurance Company, FBL
                                Insurance Brokerage, Inc. and FBL Financial
                                Services, Inc., Vice President, Universal Assurors
                                Life Insurance Company

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
  Des Moines, Iowa 50266.
** The principal  occupation shown  reflects the  principal employment  of  each individual during the past five years.
  Corporate positions may, in some instances, have changed during the period.

NAME AND POSITION               PRINCIPAL OCCUPATION
  WITH THE COMPANY*             LAST FIVE YEARS**
------------------------------  --------------------------------------------------
Richard D. Harris, Senior Vice  Senior Vice President and Secretary- Treasurer,
  President and                 Farm Bureau Mutual Insurance Company, FBL
  Secretary-Treasurer           Insurance Brokerage, Inc., Universal Assurors Life
                                Insurance Company, Utah Farm Bureau Insurance
                                Company, Western Farm Bureau Life Insurance
                                Company, FBL Financial Services, Inc. and FBL
                                Financial Group, Inc.; Senior Vice President and
                                Assistant Secretary- Treasurer, South Dakota Farm
                                Bureau Mutual Insurance Company
Stephen M. Morain, Senior Vice  Senior Vice President and General Counsel, FBL
  President and General         Financial Group, Inc.
  Counsel
Thomas R. Gibson, Chief         Chief Executive Officer, FBL Financial Group, Inc.
  Executive Officer
William J. Oddy, Executive      Chief Operating Officer, FBL Financial Group, Inc.
  Vice President and General
  Manager
Timothy J. Hoffman, Vice        Vice President, Chief Property/Casualty Officer,
  President                     FBL Financial Group, Inc.
Richard D. Warming, Chief       Chief Investment Officer and Assistant Treasurer,
  Investment Officer and        FBL Financial Group, Inc.
  Assistant Treasurer
James W. Noyce, Chief           Chief Financial Officer, FBL Financial Group, Inc.
  Financial Officer
Barbara J. Moore, Vice          Vice President-Property/Casualty Operations, FBL
  President                     Financial Group, Inc.
JoAnn W. Rumelhart, Vice        Vice President-Life Operations, FBL Financial
  President-Life Operations     Group, Inc.
Monte R. Roumpf, Vice           Vice President-Corporate Administration, FBL
  President                     Financial Group, Inc.
Lynn E. Wilson, Vice            Vice President-Life Sales, FBL Financial Group,
  President-                    Inc.
  Life Sales
F. Walter Tomenga, Vice         Vice President-Corporate Affairs and Marketing
  President                     Services, FBL Financial Group, Inc.
Robert L. Tatge, Vice           Vice President-Property/Casualty Operations, FBL
  President                     Financial Group, Inc.
Lou Ann Sandburg, Vice          Vice President, Investments, FBL Financial Group,
  President, Investments        Inc.
Thomas E. Burlingame, Vice      Vice President-Associate General Counsel, FBL
  President-Associate General   Financial Group, Inc.
  Counsel
Kathryn Coleson Horner,         Accounting Vice President, FBL Financial Group,
  Accounting Vice President     Inc.

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
  Des Moines, Iowa 50266.
** The principal  occupation shown  reflects the  principal employment  of  each individual during the past five years.
  Corporate positions may, in some instances, have changed during the period.

NAME AND POSITION               PRINCIPAL OCCUPATION
  WITH THE COMPANY*             LAST FIVE YEARS**
------------------------------  --------------------------------------------------
Dennis M. Marker, Investment    Investment Vice President, Administration, FBL
  Vice President,               Financial Group, Inc.
  Administration
Paul Grinvalds, Financial       Financial Planning Vice President, Appointed
  Planning Vice President       Actuary, FBL Financial Group, Inc.
James P. Brannen, Tax and       Tax and Investment Accounting Vice President, FBL
  Investment Accounting Vice    Financial Group, Inc.
  President
Ronald J. Palmer, Agency        Agency Services Vice President, FBL Financial
  Services Vice President       Group, Inc.
Christopher G. Daniels, Life    Life Product Development and Pricing Vice
  Product Development and       President, FBL Financial Group, Inc.
  Pricing Vice President
James M. Mincks, Human          Human Resources Vice President, FBL Financial
  Resources Vice President      Group, Inc.
Kermit J. Larson, Agency Vice   Agency Vice President, Farm Bureau Life Insurance
  President                     Company
Larry W. Riley, Agency Vice     Agency Vice President, Farm Bureau Life Insurance
  President                     Company
John F. Mottet, Agency Vice     Agency Vice President, Farm Bureau Life Insurance
  President                     Company
Richard J. January, Senior      Senior Agency Vice President, Farm Bureau Life
  Agency Vice President         Insurance Company
Cyrus S. Winters, Senior        Senior Agency Vice President, Farm Bureau Life
  Agency Vice President         Insurance Company
Michael J. Tousley, Senior      Senior Agency Vice President, Farm Bureau Life
  Agency Vice President         Insurance Company
Ronnie G. Lee, Agency Vice      Agency Vice President, Farm Bureau Life Insurance
  President                     Company

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
  Des Moines, Iowa 50266.
** The principal  occupation shown  reflects the  principal employment  of  each individual during the past five years.
  Corporate positions may, in some instances, have changed during the period.

--------------------------------------------------------------------------------
LEGAL MATTERS
                       Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to federal securities laws applicable to the issuance of the flexible premium variable life insurance policy described in this Prospectus. All matters of Iowa law pertaining to the Policy, including the validity of the Policy and the Company's right to issue the Policy under Iowa Insurance Law, have been passed upon by Stephen M. Morain, Senior Vice President and General Counsel of the Company.
--------------------------------------------------------------------------------
LEGAL PROCEEDINGS
                       There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. The Company is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.
--------------------------------------------------------------------------------
EXPERTS
                       The financial statements of the Company at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.
                       Actuarial matters included in this Prospectus have been examined by Christopher G. Daniels, FSA, MAAA, Life Product Development and Pricing Vice President, as stated in the opinion filed as an exhibit to the registration statement.

                       [Financial statements to be provided by amendment .]
--------------------------------------------------------------------------------
OTHER INFORMATION
                       A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Variable Account, the Company and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.
--------------------------------------------------------------------------------
                   FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                       The consolidated balance sheets of the Company at December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein.
                       It is anticipated that the Variable Account will commence operations in 1998; accordingly, no financial statements currently exist for the variable account.

                       [Financial statements to be provided by amendment .]

--------------------------------------------------------------------------------
                   APPENDIX A
--------------------------------------------------------------------------------
ILLUSTRATIONS OF
DEATH BENEFITS AND
ACCUMULATED VALUES
                       The following tables illustrate how the death benefits, Accumulated Values and Surrender Values of a Policy may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the Investment Options equivalent to constant gross annual rates of 0%, 6% and 12%. The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Policyowner. Also, values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years but fluctuated above and below those averages for individual Policy Years.
                       The amounts shown are as of the end of each Policy Year. The tables assume that the assets in the Investment Options are subject to an annual expense ratio of % of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the Investment Options available under the Policy for the last fiscal year and take into account current expense reimbursement arrangements. The fees and expenses of each Investment Option vary, and in 1997 the total fees and expenses ranged from an annual rate of % to an annual rate of % of average daily net assets. For information on Investment Option expenses, see the prospectuses for the Investment Options.

                       The tables reflect deduction of the premium expense charge, the monthly Policy expense charge, the first-year monthly administrative charge, the first-year monthly expense charge, the daily charge for the Company's assumption of mortality and expense risks, and cost of insurance charges for the hypothetical Insured. The current charges and the higher guaranteed maximum charges the Company may charge are reflected in separate tables on each of the following pages.

                       Applying the current charges and the average Investments Option fees and expenses of % of average net assets, the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of return of %,
                          % and    %, respectively, during the six Policy Years,
                       and    %,    % and    %, respectively, after that.

                       The hypothetical values shown in the tables do not reflect any charges for federal income taxes against the Variable Account since the Company is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by an amount sufficient to cover tax charges in order to produce the death benefits and Accumulated Values illustrated. (See "FEDERAL TAX MATTERS--Taxation of the Company.")

                       The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account and if no Policy Loans have been made. The tables are also based on the assumptions that the Policyowner has not requested an increase or decrease in Specified Amount, and that no partial withdrawals or transfers have been made.

                       For comparative purposes, the second column of each table shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest at 5% compounded annually.

                                              *    *    *

                       Upon request, the Company will provide a comparable illustration based upon the proposed insured's age, sex and premium class, the Specified Amount or premium requested, and the proposed frequency of premium payments.

                       [Additional Investment Options and Illustrations to be provided by amendment.]

--------------------------------------------------------------------------------
                   APPENDIX B
--------------------------------------------------------------------------------
DEATH BENEFIT OPTIONS
                        OPTION A EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option A, a Policy with a Specified Amount of $50,000 will generally provide a death benefit of $50,000 plus Accumulated Value. Thus, for example, a Policy with a Accumulated Value of $5,000 will have a death benefit of $55,000 ($50,000 + $5,000); a Accumulated Value of
                       $10,000 will provide a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least
                       2.50 multiplied by the Accumulated Value. As a result, if the Accumulated Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Accumulated Value. Each additional dollar of Accumulated Value above $33,333 will increase the death benefit by $2.50. A Policy with a Specified Amount of $50,000 and a Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); a Accumulated Value of $60,000 will provide a death benefit of $150,000 ($60,000 x 2.50).
                       Similarly, any time Accumulated Value exceeds $33,333, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $40,000 to $35,000 because of partial withdrawals, charges, or negative investment performance, the death benefit will be reduced from $100,000 to $87,500. If at any time, however, Accumulated Value multiplied by the specified amount factor is less than the Specified Amount plus the Accumulated Value, then the death benefit will be the current Specified Amount plus Accumulated Value of the Policy.

                       The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the specified amount factor would be 1.85. The amount of the death benefit would be the sum of the Accumulated Value plus $50,000 unless the Accumulated Value exceeded $58,824 (rather than $33,333), and each dollar then added to or taken from the Accumulated Value would change the death benefit by $1.85 (rather than $2.50).

                        OPTION B EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option B, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 2.50 multiplied by the Accumulated Value, any time the Accumulated Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Accumulated Value above $20,000 will increase the death benefit by $2.50. A Policy with a $50,000 Specified Amount and a Accumulated Value of $30,000 will provide death proceeds of $75,000 ($30,000 x 2.50); a Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); a Accumulated Value of $50,000 will provide a death benefit of $125,000 ($50,000 x 2.50).

                       Similarly, so long as Accumulated Value exceeds $20,000, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $25,000 to $20,000 because of partial withdrawals, charges, or negative investment performance, the death benefit will be reduced from $62,500 to $50,000. If at any time, however, the Accumulated Value multiplied by the specified amount factor is less than the Specified Amount, the death benefit will equal the current Specified Amount of the Policy.

                       The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 1.85. The death proceeds would not exceed the $50,000 Specified Amount unless the Accumulated Value exceeded approximately $27,028 (rather than $20,000), and each dollar then added to or taken from the Accumulated Value would change the life insurance proceeds by $1.85 (rather than $2.50).

            SPECIFIED AMOUNT FACTOR TABLE
-----------------------------------------------------
      ATTAINED AGE          SPECIFIED AMOUNT FACTOR
------------------------  ---------------------------
    40 or younger                    2.50
    41                               2.43
    42                               2.36
    43                               2.29
    44                               2.22
    45                               2.15
    46                               2.09
    47                               2.03
    48                               1.97
    49                               1.91
    50                               1.85
    51                               1.78
    52                               1.71
    53                               1.64
    54                               1.57
    55                               1.50
    56                               1.46
    57                               1.42
    58                               1.38
    59                               1.34
    60                               1.30
    61                               1.28
    62                               1.26
    63                               1.24
    64                               1.22
    65                               1.20
    66                               1.19
    67                               1.18
    68                               1.17
    69                               1.16
    70                               1.15
    71                               1.13
    72                               1.11
    73                               1.09
    74                               1.07
    75 to 90                         1.05
    91                               1.04
    92                               1.03
    93                               1.02
    94 to 114                        1.01
    115                              1.00

   [LOGO]
                                     FARM BUREAU LIFE INSURANCE COMPANY
                                     5400 UNIVERSITY AVENUE

   [LOGO]
                                     WEST DES MOINES, IOWA 50266

                    737-   (   )

                                    PART II
                          UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.
                              RULE 484 UNDERTAKING
Article XII of the Company's By-Laws provides for the indemnification by the Company of any person who is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Article XII also provides for the indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its factor by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, offer, employee or agent of another corporation, partnership, joint venture, trust or another enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonable entitled to indemnity for such expenses which such court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
                REPRESENTATIONS PURSUANT TO SECTION 26(E)(2)(A)
The Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement comprises the following papers and documents:

The facing sheet.

A reconciliation and tie-in of information shown in the Prospectus with the items of Form N-8B-2.

The Prospectus consisting of    pages.

The undertaking to file reports.

The undertaking pursuant to Rule 484.

Representations pursuant to Section 26(a)(2)(A).

The signatures.

Written consents of the following persons:
  Wendy L. Carlson
    Messrs. Sutherland, Asbill & Brennan, LLP
    Ernst & Young LLP, Independent Auditors
    Christopher G. Daniels, FSA, MSAA, Consulting Actuary

The following exhibits:

1.A.       1. *       Certified Resolution of the Board of Directors of the Company
                        establishing the Variable Account.
           2.         None.
           3.         (a) Form of Principal Underwriting Agreement
                      (b)(I) Forms of Career Agent's Contract.
                      (ii) Forms of Financed Career Agent's Contract.
                      (c) Commission schedules. (See Exhibits 3(b)(I) and 3(b)(ii)
                        above.)
           4.         None.
           5. *       (a) Form of Policy
                      (b) State variation of Form of Policy.
                      (c) Form of Application.
           6. *       (a) Articles of Incorporation of the Company.
           *          (b) By-Laws of the Company.
           7.         None.
           8.         None.
           9.         Form of Participation Agreement.
           10.        Form of Application (see Exhibit 1.A.(5)(c) above.)
2.         * Opinion and Consent of Wendy L. Carlson
3.         None.
4.         Not applicable.
5.         Not applicable.
6.         *Opinion and Consent of Christopher G. Daniels, FSA, MSAA, Consulting
             Actuary.
7.         (a) Consent of Ernst & Young LLP.
           *(b) Consent of Messrs. Sutherland, Asbill & Brennan, L.L.P.
8.         Memorandum describing the Company's conversion procedure (included in
             Exhibit 9 hereto).
9.         Memorandum describing the Company's issuance, transfer and redemption procedures for the Policy.
10.        *Powers of Attorney

------------------------

*   Attached as an exhibit.

    [Remaining exhibits to be filed by amendment.]

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant, Farm Bureau Life Variable Account II, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 6th day of January, 1998.


                                         Farm Bureau Life Insurance Company
                                         Farm Bureau Life Variable Account II


                                         By:  /s/ Edward M. Wiederstein
                                              -----------------------------
                                              Edward M. Wiederstein
                                              President
                                              Farm Bureau Life Insurance
                                                Company


                                         Attest:
                                              Richard D. Harris
                                              Senior Vice President &
                                              Secretary State Treasurer
                                              Farm Bureau Life Insurance
                                                Company

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates set forth below.


Signature                    Title                          Date
---------                    -----                          ----


/s/ Edward M. Wiederstein
-------------------------                                   January 6, 1998
Edward M. Wiederstein        President and Director
                             [Principal Executive
                              Officer]


/s/ Richard D. Harris
-------------------------                                   January 6, 1998
Richard D. Harris            Senior Vice President
                             Secretary Treasurer
                             [Principal Accounting Officer]


/s/ James W. Noyce
-------------------------                                   January 6, 1998
James W. Noyce               Chief Financial Officer
                             [Principal Accounting Officer]

/s/ Craig A. Lang
-------------------------                                   January 6, 1998
Craig A. Lang                Vice President and Director

-------------------------                                   January 6, 1998
Kenneth R. Ashby             Director

/s/ Al Christopherson
-------------------------                                   January 6, 1998
Al Christopherson            Director

/s/ Ernest A. Glienke
-------------------------                                   January 6, 1998
Ernest A. Glienke            Director

/s/ Philip A. Hemesath
-------------------------                                   January 6, 1998
Philip A. Hemesath           Director

/s/ Craig D. Hill
-------------------------                                   January 6, 1998
Craig D. Hill                Director

/s/ Daniel L. Johnson
-------------------------                                   January 6, 1998
Daniel L. Johnson            Director


-------------------------                                   January 6, 1998
Richard G. Kjerstad          Director

/s/ Lindsey D. Larson
-------------------------                                   January 6, 1998
Lindsey D. Larson            Director

/s/ David R. Machacek
-------------------------                                   January 6, 1998
David R. Machacek            Director

/s/ Donald O. Narigon
-------------------------                                   January 6, 1998
Donald O. Narigon            Director


-------------------------                                   January 6, 1998
Bryce P. Neidig              Director

/s/ Charles E. Norris
-------------------------                                   January 6, 1998
Charles E. Norris            Director


-------------------------                                   January 6, 1998
Keith R. Olsen               Director


-------------------------                                   January 6, 1998
Bennett M. Osmonson          Director

-------------------------                                   January 6, 1998
Howard D. Poulson            Director

/s/ Sally A. Puttmann
-------------------------                                   January 6, 1998
Sally A. Puttmann            Director

/s/ Beverly L. Schnepel
-------------------------                                   January 6, 1998
Beverly L. Schnepel          Director


-------------------------                                   January 6, 1998
F. Gary Steiner              Director


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Farm Bureau Life Variable Account II, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 6th day of January, 1998.


                                         Farm Bureau Life Variable Account II
                                         (Registrant)


                                    By:  Farm Bureau Life Insurance Company
                                         (Depositor)



                                    By:  /s/ Edward M. Wiederstein
                                         ------------------------------------
                                         Edward M. Wiederstein
                                         President
                                         Farm Bureau Life Insurance Company

* By /s/ Stephen M. Morain   Attorney-In-Fact, pursuant to Power of Attorney.
         -----------------
         Stephen M. Morain